Management’s Discussion & Analysis
For the years ended December 31, 2018 and 2017

Q4 2018 MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated February 21, 2019 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the year ended December 31, 2018. The MD&A should be read in conjunction with the Consolidated Financial Statements for the years December 31, 2018 and 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2017. Additional information including this MD&A, Consolidated Financial Statements for the year ended December 31, 2018, the Company’s Annual Information Form for the year ended December 31, 2017, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") and ASX Online, and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings from continuing operations before interest, taxes and depreciation and amortization from continuing operations (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Square Kilometre (“km2”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”). In addition, throughout this MD&A the reporting periods for the three and twelve months ended December 31, 2018 are abbreviated as Q4 2018 and 2018, respectively, the periods for the three and twelve months ended December 31, 2017 are abbreviated as Q4 2017 and 2017, and the period for the third quarter of 2018 and 2017 is abbreviated as Q3 2018 and Q3 2017.

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Table of Contents

BUSINESS OVERVIEW	3
EXECUTIVE SUMMARY	4
2018 PERFORMANCE AGAINST FULL-YEAR 2018 GUIDANCE	7
FULL-YEAR 2019 GUIDANCE	10
THREE-YEAR PRODUCTION GUIDANCE	13
LONGER-TERM OUTLOOK	14
EXTERNAL PERFORMANCE DRIVERS	14
MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	15
REVIEW OF FINANCIAL PERFORMANCE	18
REVIEW OF OPERATING MINES	24
GROWTH AND EXPLORATION	30
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	34
OFF-BALANCE SHEET ARRANGEMENTS	34
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	35
SELECTED ANNUAL INFORMATION	35
QUARTERLY INFORMATION	35
COMMITMENTS AND CONTINGENCIES	36
RELATED PARTY TRANSACTIONS	36
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	37
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	38
NON-IFRS MEASURES	41
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	48
RISKS AND UNCERTAINTIES	49
FORWARD LOOKING STATEMENTS	60
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	61
TECHNICAL INFORMATION	62
CORPORATE INFORMATION	63

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with four wholly owned underground operating mines in Canada and Australia. The Company’s production profile is anchored by two high-grade, low-cost operations: the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”) located in the state of Victoria, Australia. Also contributing to the Company’s gold production are the wholly owned Taylor mine (“Taylor”) and Holt mine (“Holt”), both located in northeastern Ontario. In addition, the Company’s business portfolio also includes two wholly owned operations currently on care and maintenance. The Northern Territory operations, comprised of the Cosmo mine (“Cosmo”) and Union Reefs mill (“Union Reefs”) were placed on care and maintenance effective June 30, 2017, while the Holloway mine (“Holloway”) in Northeastern Ontario was placed on care and maintenance effective December 31, 2016. The Company is currently performing significant exploration drilling and development in the Northern Territory to determine the potential of resuming operations at Cosmo and Union Reefs.

The Company also has a pipeline of growth projects and continues to conduct extensive exploration on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, growing low-cost gold producer. Over the last two years, the Company has achieved both significant production growth and improved unit costs, which has resulted in higher levels of profitability and cash flow. Through the advancement of development and exploration programs, the Company’s large base of Mineral Reserves and Mineral Resources, the continued extension of mine life at existing deposits and the utilization of excess milling capacity at each of its operations, Kirkland Lake Gold is well positioned to achieve further growth in profitable, low-cost gold production in support of further increases in shareholder value.

In addition to the Company’s portfolio of wholly owned assets, Kirkland Lake Gold makes strategic investments in the common shares of other public issuers in instances where the Company can gain exposure to prospective mineral properties that offer the potential for future profitable gold production. Should the exploration programs of public issuers in which the Company invests result in the establishment of a sufficiently attractive economic deposit, the Company may decide to acquire additional interests in such deposits.

Of the Company's strategic investments, the largest is the Company’s investment in Novo Resources Corp. (“Novo”). In September 2017, the Company invested $61.0 (C$74.9) million investment by way of private purchase and a private placement financing, to acquire an aggregate 25.8 million common shares of Novo Resources Corp. (“Novo”). The investment in Novo represented a 16.98% ownership interest at the time of acquisition. As part of a private placement financing to acquire 14.0 million common shares of Novo, the Company also acquired 14.0 million common share purchase warrants, each entitling the Company to acquire a common share of Novo at a price of C$6.00 until September 6, 2020, subject to certain acceleration rights held by Novo. On May 29, 2018, the Company acquired an additional 4,000,000 common shares of Novo through a private purchase at a price of C$5.00 per share (C$20,000,000 in aggregate). With the completion of this acquisition, the Company owned a total of 29.8 million shares of Novo, representing 18.2% of issued and outstanding common shares as at December 31, 2018. Novo is a TSX Venture-listed junior exploration company that controls a 12,000 km2 land package in the Pilbara Region of Western Australia.

During Q3 2018, the Company used $47.8 (CAD$62.5) million to acquire 32.6 million common shares of Osisko Mining Inc., representing approximately 13.6% of currently issued and outstanding common shares. Osisko is a mineral exploration company with precious metal resource properties in Quebec and Ontario. Among Osisko’s properties is the wholly owned Windfall Lake gold deposit located between Val-d’Or and Chibougamau in Québec, a 100% undivided interest in a large area of claims in the surrounding Urban Barry area, as well as properties in the Larder Lake Mining Division in northeast Ontario.

On December 21, 2017, the Company completed a transaction to sell to an affiliate of Arete Capital Partners Ltd. (“Arete”) all the issued and outstanding common shares of its indirectly held wholly owned subsidiary, Stawell Gold Mines Pty Ltd., which held the Stawell mine. Pursuant to the terms of the transaction, the Company received $6.25 million in cash consideration upon closing and retains a 2.5% net smelter return royalty related to Stawell. An after-tax loss of $24.9 million and $4.6 million were included in discontinued operations for the year and three months ended December 31, 2017 and 2016, respectively.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and twelve months ended December 31, 2018. This section should be read in conjunction with the remainder of the MD&A, which lists among other things, risk factors impacting the Company.

(in thousands of dollars, except per share amounts)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017(1)	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$280,320	$212,364	$915,911	$747,495
Production costs	64,604	68,283	267,432	288,315
Earnings before income taxes	149,336	46,088	394,310	196,079
Loss from discontinued operations	—	17,154	—	24,904
Net earnings	$106,535	$40,980	$273,943	$132,426
Basic earnings per share from continuing operations	$0.51	$0.28	$1.30	$0.76
Basic earnings per share	$0.51	$0.20	$1.30	$0.64
Diluted earnings per share	$0.50	$0.20	$1.29	$0.63
Cash flow from operating activities of continuing operations	$204,144	$95,907	$543,076	$313,612
Cash investment on mine development and PE	$117,712	$44,746	$293,590	$135,640

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017(1)	Year Ended December 31, 2018	Year Ended December 31, 2017
Tonnes milled	412,260	454,897	1,671,401	1,974,093
Grade (g/t Au)	17.8	11.8	13.9	9.8
Recovery (%)	97.8%	96.3%	96.9%	95.7%
Gold produced (oz)	231,217	166,579	723,701	596,405
Gold Sold (oz)	225,692	165,715	722,277	592,674
Averaged realized price ($/oz sold)(2)	$1,237	$1,278	$1,263	$1,261
Operating cash costs per ounce ($/oz sold)(2)	$286	$412	$362	$481
AISC ($/oz sold)(2)	$567	$816	$685	$812
Adjusted net earnings from continuing operations(2)	$109,611	$63,403	$287,162	$149,133
Adjusted net earning per share from continuing operations(2)	$0.52	$0.31	$1.36	$0.72

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 41-47 of this MD&A.

2018 Highlights

Production growth of 21%: 2018 production totaled 723,701 ounces, a 21% increase from 596,405 ounces in 2017, with the increase reflecting production growth of 92,385 ounces or 35% at Fosterville, 45,889 ounces or 24% at Macassa, 7,869 ounces or 16% at Taylor and 1,093 ounces or 2% at Holt. The key driver of production growth in 2018 was higher average grades at Fosterville and Macassa, which resulted in an overall average grade for the Company of 13.9 g/t, 42% higher than 9.8 g/t in 2017.

Operating cash costs per ounce sold improve 25%: Total production costs in 2018 were $267.4 million compared to $288.3 million the previous year, with the reduction mainly due to the contribution to the previous year’s production costs from the Northern Territory prior to being placed on care and maintenance effective June 30, 2017. Operating cash costs per ounce sold

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

averaged $362, a $119 per ounce or 25% improvement from 2017 mainly resulting from a 24% reduction in operating cash costs per ounce sold at Fosterville, to $200 per ounce sold, and a 19% improvement at Macassa, to $426 per ounce sold. Both mines benefited from improved grades during the year.

AISC per ounce sold improve 16%: AISC per ounce sold averaged $685, $127 per ounce or 16% better than the previous year, with the improvement mainly related to improved operating cash cost per ounce sold. AISC per ounce sold at Macassa in 2018 improved 16% from previous year, to $713, while AISC per ounce sold at Fosterville was $442 or 10% better than in 2017.

Operating cash flow increases 73%, free cash flow grows 40%: net cash from operating activities of continuing operations in 2018 totaled of $543.1 million, an increase of $229.5 million or 73% from $313.6 million in 2017. Free cash flow in 2018 totaled $249.5 million, $71.5 million or 40% higher than $178.0 million in 2017.

Revenue growth of 23%: Revenue in 2018 totaled $915.9 million, an increase of $168.4 million or 23% from 2017, with the increase almost entirely related higher sales volumes, with total gold sales increasing 23% to 722,277 ounces. The growth in gold sales increased revenue by $163.4 million. A $2.0 per ounce increase in the average realized gold price in 2018, $1,263 per ounce, increased revenue $1.4 million year over year.

Net earnings more than double: Net earnings in 2018 totaled $273.9 million ($1.30 per basic share), an increase of 107% from net earnings of $132.4 million ($0.64 per basic share) in 2017. The increase in net earnings mainly reflected the impact of strong revenue growth and improved unit costs compared to the previous year. Also contributing to the increase were lower depletion and depreciation expense, reflecting a significantly higher level of Mineral Reserves and Mineral Resources in 2018, lower finance costs, increased other income as well as the impact of a $24.9 million loss from discontinued operations in 2017 related to the sale of the Company’s Stawell mine on December 21, 2017. These favourable factors were only partially offset by higher exploration and evaluation expenditures, increased corporate G&A expense and a higher effective income tax rate in 2018 due largely to the one-time impact of a deferred income tax recovery in 2017 related to the reorganization of an acquired corporate structure.

Adjusted net earnings grow 93%: Adjusted net earnings in 2018 totaled $287.2 million, representing growth of $138.1 million or 93% from $149.1 million in 2017. The difference between adjusted net earnings and net earnings in 2018 reflected the exclusion from adjusted net earnings of a mark-to-market loss on fair valuing warrants of public issuers held by the Company, as well as the reversal of purchase price allocation adjustments on inventory. The difference between adjusted net earnings and net earnings in 2017 largely resulted from the exclusion from adjusted net earnings of the $24.9 million after-tax loss from discontinued operations and a net deferred tax recovery of $10.0 million.

Higher growth capital expenditures in support of future value creation: Growth capital expenditures for 2018 totaled $103.8 million, excluding capitalized exploration expenditures, which compared to $16.8 million in 2017. A number of key growth projects were undertaken in 2018 in support of achieving the Company’s growth objectives, including reaching between 945,000 and 1,005,000 ounces of gold production by 2021, as well as continued growth in the years that follow. Of total growth capital expenditures in 2018, $68.3 million was at Macassa, with $46.1 million related to the #4 shaft project and the remainder mainly to expenditures for a new tailings impoundment area and thickened tails project.

Significant commitment to exploration: Exploration expenditures for 2018 totaled $97.9 million, including $66.6 million of expensed exploration expenditures and $31.3 million of capitalized exploration expenditures. The level of exploration spending in 2018 reflects the Company’s commitment to organic growth through effectively exploring multiple targets at its wholly owned assets, and the continued success that the Company has achieved with its ongoing exploration programs. During 2018, the Company announced significant exploration success at Fosterville, including encouraging results from Infill drilling at the Swan Zone and the identification of multiple new areas of gold mineralization in support of potential future Mineral Resource Growth. The Company also released encouraging drilling results in Northern Territory, in support of a possible restart of mining operations, and reported additional high-grade intersections outside of existing Mineral Resources at both Macassa and Taylor.

Strong growth in Mineral Reserves: Mineral Reserves at December 31, 2018 totaled 5,750,000 ounces at an average grade of 15.8 g/t, an increase of 24% from 4,640,000 ounces at an average grade of 11.1 g/t at December 31, 2017 (total additions in 2018 of 1,860,000 ounces before depletion of 750,000 ounces). Mineral Reserves at Fosterville at December 31, 2018 increased 1,020,000 ounces or 60% to 2,720,000 ounces at an average grade of 31.0 g/t from 1,700,000 ounces at an average grade of 23.1 g/t at December 31, 2017 (total additions in 2018 of 1,386,000 ounces before depletion of 366,000 ounces). Mineral

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Reserves at Macassa increased 11%, to 2,250,000 ounces at an average grade of 21.9 g/t compared to 2,030,000 ounces at an average grade of 21.0 g/t at December 31, 2017 (total additions of 464,000 ounces before depletion of 244,000 ounces in 2018).

Cash position increases 43%: Cash totaled $332.2 million at December 31, 2018, an increase of $100.6 million or 43% from $231.6 million at December 31, 2017. The increase in cash year over year mainly reflected $543.1 million of net cash from operating activities of continuing operations in 2018. Partially offsetting the impact of record operating cash flow was net cash used in investing activities of continuing operations of $357.4 million, mainly related to capital expenditures and strategic investments, and net cash used for financing activities of continuing operations of $63.3 million, largely for share repurchases, dividend payments, and payments related to finance lease and other obligations. There was also a $21.7 million negative impact on the year-end 2018 cash balance from foreign exchange changes.

Focus on shareholder returns: In support of generating shareholder returns, the Company increased its quarterly dividend twice during 2018, with the Q4 2018 dividend payment of C$0.04 per share to be paid on January 11, 2019 to shareholders of record on December 31, 2018. Dividend payments in 2018 totaled $16.3 million (C$21.1 million). In addition, the Company repurchased 1.6 million common shares through its Normal Course Issuer Bid (“NCIB”) during 2018 at an average price of $18.79 (C$24.54) per share for a total cost of $30.8 (C$40.3) million.

Q4 2018 Highlights

Record quarterly production: Q4 2018 production was a record 231,217 ounces, an increase of 39% from 166,579 ounces in Q4 2017 and 28% higher than the previous quarterly production record of 180,155 ounces in Q3 2018. Q4 2018 production was significantly above target levels for the quarter and was driven by record quarterly production at Fosterville (124,307 ounces), Macassa (69,936 ounces) and Taylor (19,305 ounces). Increased production levels at Fosterville and Macassa resulted from higher average grades compared to both prior periods, which more than offset the impact of reduced tonnes milled. Taylor benefited from both higher grades and higher tonnes milled versus both Q4 2017 and Q3 2018.

Operating cash costs per ounce sold improved 31% from Q4 2017: Total production costs in Q4 2018 were $64.6 million, which compared to $68.3 million in Q4 2017 and $64.9 million the previous quarter. The reduction in production costs compared to Q4 2017 results from the impact of a stronger US dollar in Q4 2018 on converting Australian and Canadian dollar denominated costs. Operating cash costs per ounce sold averaged $286 per ounce in Q4 2018, a 31% improvement from $412 in Q4 2017 and 19% better than $351 in Q3 2018. Significantly higher average grades at Fosterville and Macassa were the main contributors to the strong improvement in operating cash costs per ounce sold compared to both prior periods.

AISC per ounce sold improved 31% compared to Q4 2017: AISC per ounce sold in Q4 2018 averaged $567, a 31% improvement from $816 in Q4 2017 and 12% better than $645 the previous quarter. The improvement from both prior periods related to both lower operating cash costs per ounce sold and reduced sustaining capital expenditures on a per ounce sold basis. Fosterville, Macassa and Taylor all achieved significant improvement in AISC per ounce sold compared to both prior periods.

Record quarterly operating cash flow: Net cash provided by operating activities of continuing operations in Q4 2018 was a record $204.1 million, an increase of $108.2 million or 113% from $95.9 million in Q4 2017, and $75.7 million or 59% higher than the previous record of $128.4 million in Q3 2018. Free cash flow in Q4 2018 was also a record, totalling $86.4 million, $35.2 million or 69% higher than $51.2 million for the same period in 2017, and an increase of $34.2 million or 66% from $52.2 million the previous quarter. The substantial increases in free cash flow compared to the prior periods was achieved at the same time that growth capital expenditures increased significantly as the Company ramped up investment at a number of key growth projects, largely at Macassa.

Revenue grows 32% versus Q4 2017: Revenue in Q4 2018 totaled $280.3 million, an increase of $67.9 million or 32% from $212.4 million in Q4 2017 and $57.6 million or 26% higher than $222.7 million the previous quarter. The increase in revenue from Q4 2017 reflected a 36% increase in gold sales, to a quarterly record of 225,692 ounces, which had a $76.7 million favourable impact on revenue compared to Q4 2017. Strong volume growth more than offset the impact of a $41 per ounce or 3% reduction in the average realized gold price, which lowered revenue by $9.3 million versus the prior year’s fourth quarter. There was also a $0.6 million favourable impact from foreign exchange rate changes in Q4 2018 versus Q4 2017. The increase in revenue from the previous quarter mainly resulted from a 22% increase in gold sales from 184,517 ounces in Q3 2018, which had a $49.6 million favourable impact on revenue quarter over quarter. Also contributing to the increase in revenue was a $33 or 3% increase in the realized gold price, to $1,237 per ounce. The increase in the realized gold price increased revenue by $7.4 million versus Q3 2018.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings increase 160% compared to Q4 2017: Net earnings in Q4 2018 totaled $106.5 million ($0.51 per basic share), an increase of $65.5 million or 160% from $41.0 million ($0.20 per basic share) in Q4 2017. The $65.5 million increase in net earnings from Q4 2017 largely reflected strong revenue growth and improved unit costs compared to Q4 2017. Also contributing to the increase in net earnings in Q4 2018 was other income of $1.2 million, which compared to other loss of $18.6 million in Q4 2017, with the other loss mainly relating to a mark-to-market loss on fair valuing the Company’s warrants. In addition, depletion and depreciation expense, care and maintenance expense and finance costs were lower in Q4 2018 versus the same period in 2017. Also, net earnings in Q4 2017 were reduced by a loss from discontinued operations of $17.2 million related to the sale of the Company’s Stawell mine on December 21, 2017. Partially offsetting these factors was an increase in corporate G&A expense and the impact of a higher effective tax rate in Q4 2018 versus Q4 2017, mainly reflecting the impact of a one-time deferred tax recovery in Q4 2017.

Q4 2018 net earnings were $50.6 million or 91% higher than $55.9 million ($0.27 per basic share) in Q3 2018. Strong revenue growth, improved unit costs and lower exploration and evaluation expense were the key contributors to the increase in net earnings compared to the previous quarter. In addition, other income of $1.2 million in Q4 2018 compared to other loss of 5.8 million in Q3 2018, with the prior quarter’s other income mainly resulting from a mark-to-market loss on fair valuing the Company’s warrants. These favourable factors were only partially offset by higher depletion and depreciation expense and increased corporate G&A costs.

Adjusted net earnings: The Company's adjusted net earnings in Q4 2018 totaled $109.6 million ($0.52 per basic share) compared to $63.4 million ($0.31 per basic share) in Q4 2017 and $61.4 million ($0.29 per basic share) in Q3 2018. The difference between adjusted net earnings and net earnings in Q4 2018 related to the exclusion of a mark-to-market loss related to the fair valuing of the Company’s warrants. The difference between net earnings and adjusted net earnings from continuing operations in Q4 2017 mainly related to the exclusion from adjusted net earnings of the $17.2 million after-tax loss on discontinued operations, as well as the mark-to-market loss on the fair valuing the Company’s warrants and the impact of a net deferred tax recovery. The difference between adjusted net earnings and net earnings in Q3 2018 related to the exclusion from adjusted net earnings of a mark-to-market gain related to the fair valuing of the Company’s warrants.

Growth projects ramp up in Q4 2018: Total growth capital expenditures in Q4 2018 totaled $54.9 million (excluding capitalized exploration expenditures), which compared to $5.4 million in Q4 2017 and $33.2 million in Q3 2018. Of growth capital expenditures in Q4 2018, Macassa accounted for $39.2 million, with $26.3 million related to the #4 shaft project.

Significant commitment to exploration: Exploration expenditures for Q4 2018 totaled $28.4 million ($13.8 million expensed and $14.6 million capitalized). At Fosterville, additional results from infill drilling at the Swan Zone were released in Q4 2018 that included intersections with exceptional grades, substantial widths and visible gold. The new results demonstrated the continuous nature of high-grade, visible-gold bearing quartz veins with substantial widths covering a down-dip extent of approximately 75 metres, approximately 100 metres down-plunge of the December 31, 2017 Mineral Reserves. In the Northern Territory, new drill results were released in November that included additional high-grade, visible-gold bearing intersections at the Lady Alice Deposit at Union Reefs and the discovery of high-grade mineralization at depth to the south of the existing Mineral Resources at Union Reefs.

Cash position increases 29% during Q4 2018: Cash increased $75.0 million or 29% during Q4 2018, increasing to $332.2 million from $257.2 million at September 30, 2018. The increase in cash during Q4 2018 reflected $204.1 million of net cash from operating activities of continuing operations in 2018. Partially offsetting the impact of record operating cash flow was net cash used in investing activities of continuing operations of $112.6 million, mainly related to capital expenditures and net cash used for financing activities of continuing operations of $5.0 million. There was also an $11.5 million negative impact on the change in cash from September 30, 2018 resulting from functional currency versus reporting currency.
2018 PERFORMANCE AGAINST FULL-YEAR 2018 GUIDANCE

On January 17, 2018, Kirkland Lake Gold announced its guidance for full-year 2018, which, compared to 2017, included increased production levels, improved unit costs and higher levels of capital and exploration expenditures. The increase in capital and exploration expenditures was planned in support of achieving the Company’s longer-term objective of growing annual gold production over the next five to seven years to approximately a million ounces. Based on the Company’s performance during the first six months of 2018, full-year 2018 guidance was improved for a number of key measures on August 1, 2018. Included in the improvements to guidance were the following: consolidated production guidance was

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

increased to over 635,000 ounces from over 620,000 ounces; consolidated operating cash costs per ounce sold guidance was improved to $400 - $425 from $425 - $450; production and operating cash costs per ounce sold guidance for Fosterville was improved to 275,000 - 300,000 ounces from 260,000 - 300,000 and to $250 - $270 from $270 - $290, respectively; and production and operating cash costs per ounce sold guidance from Macassa was improved to 220,000 - 225,000 ounces from 215,000 - 225,000 ounces and to $460 - $480 from $475 - $500, respectively.

On October 30, 2018, the Company announced a number of further changes to full-year 2018 guidance, based on year-to-date 2018 results as at September 30, 2018, as well as expectations for the remainder of the year. At the consolidated level, 2018 production guidance was improved to 655,000 - 670,000 ounces, guidance for consolidated operating cash costs per ounce sold was improved to $385 - $410 and AISC per ounce sold guidance was improved to $735 - $760. In addition, consolidated full-year 2018 guidance for growth capital expenditures was increased to $110 - $115 million from $85 - $95 million. The increase resulted from the anticipation of significant growth capital expenditures during Q4 2018 at Macassa, reflecting the accelerated delivery of the hoists, and other large components, for the #4 shaft project during the quarter, as well as capital expenditures for new projects, including investment in a new thickened tailings facility. Full-year 2018 guidance for exploration expenditures was revised to approximately $90 million from $75 - $90 million, while corporate G&A guidance was increased to approximately $25 million from $20 - $22 million.

Also on October 30, 2018, full-year 2018 guidance for production at Fosterville was improved to 300,000 - 310,000 ounces, while the mine’s operating cash cost per ounce sold guidance was improved to $230 - $250. Macassa’s operating cash costs per ounce guidance was also improved, to $450 - $470. At Taylor, full-year 2018 production guidance was revised to 50,000 - 55,000 ounces, which compared to the January 17, 2018 guidance of 60,000 - 70,000 ounces, while operating cash cost per ounce sold guidance was revised to $750 - $775, from $625 - $650 previously.

On November 30 ,2018, the Company announced a further improvement in Fosterville’s full-year 2018 production guidance to over 330,000 ounces from 300,000 - 310,000 ounces as at October 30, 2018. The improvement in guidance resulted from higher than expected grades during the first two months of Q4 2018, reflecting grade outperformance from development material around the  Swan Zone and from stope production in both the Swan and Eagle zones. In addition, increased rates of operating development had allowed the Company to add two Swan Zone stopes to the mine plan for Q4 2018, which was also expected to contribute to increased levels of production. As a result of the improved production outlook for Fosterville, the Company also increased full-year 2018 consolidated production guidance, to over 670,000 ounces from 655,000 - 670,000 ounces as at October 30, 2018.

2018 Guidance (as at October 30, 2018)(1)

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	220 - 225	50 - 55	65 - 75	>330	>670
Operating cash costs/ounce sold ($/oz) (2)	450 - 470	750 - 775	625 - 650	230 - 250	$385 - $410
AISC/ounce sold ($/oz) (2)					$735 - $760
Operating cash costs (2)					$260 - $270
Royalty costs					$22 - $27
Sustaining and growth capital(2)					$150 - $170
Growth capital(2)					$100 - $115
Exploration and evaluation					$90
Corporate G&A(3)					$25

(1)
Full-year 2018 guidance as at October 30, 2018, following revisions to consolidation production, AISC per ounce sold and corporate G&A guidance; revisions to operating cash costs per ounce sold guidance for each of the Company’s four operating mines; and revisions to full-year 2018 production guidance for the Taylor Mine.

(2)
See “Non-IFRS Measures” set out starting on page 41 of the MD&A for the three and twelve months ended December 31, 2018 for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.29 and a US$ to A$ exchange rate of 1.34.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Full-Year 2018 Results

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated (1)
Gold production (kozs)	240,126	58,633	67,770	356,230	723,701
Operating cash costs/ounce sold ($/oz) (1)(2)	$426	$709	$679	$200	$362
AISC/ounce sold ($/oz) (1)(2)					$685
Operating cash costs (2)					$261.8
Royalty costs					$26.4
Sustaining capital(2)					$174.0
Growth capital (excluding capitalized exploration)(2)					$103.8
Exploration (including capitalized exploration)					$97.9
Corporate G&A expense(3)					$26.3

(1)	Consolidated 2018 production includes 942 ounces processed from the Holloway Mine.

(2)
See “Non-IFRS Measures” set out starting on page 41 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2961 and a US$ to A$ exchange rate of 1.3385.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

▪
Gold production in 2018 was a record 723,701 ounces, an increase of 21% from 596,405 ounces in 2017. The Company exceeded the 670,000 ounce production target for full-year 2018 announced in December 2018 by 53,700 ounces or 8%. The significant outperformance compared to guidance was driven by record production at Fosterville of 356,230 ounces (guidance of over 330,000 ounces) as well as at Macassa of 240,126 ounces (guidance of 220,000 - 225,000 ounces). Both mines benefited from the outperformance of grades for the year and, in the case of Fosterville, the advancement of stopes from the high-grade Swan Zone into the 2018 mine plan. The Taylor mine also achieved record production totalling 58,633 ounces, which exceeded the revised October 30, 2018 guidance of 50,000 - 55,000 ounces. At the Holt Mine, production for 2018 was 67,770 ounces, in line with the full-year 2018 guidance of 65,000 - 75,000 ounces.

▪	Production costs for 2018 totaled $267.4 million. Operating cash costs for 2018 of $261.8 million were in line with the Company’s 2018 guidance range of $260 - $270 million.

▪
Operating cash costs per ounce sold for 2018 of $362 were better than the Company's guidance for improved full- year 2018 of $385 - $410. Operating cash costs per ounce sold at Fosterville for 2018 averaged $200, better than the improved target range of $230 - $250, with the mine’s Q4 2018 operating cash cost per ounce sold of $139 driving the outperformance compared to the October 30, 2018 full-year 2018 guidance. Record operating cash cost per ounce sold at Fosterville in Q4 2018 resulted from significantly higher than planned grades, reflecting grade outperformance from both stope and development tonnes, as well as the advancement of two Swan Zone stopes into the Q4 2018 mine plan. Operating cash costs per ounce sold at Macassa were also better than full-year 2018 guidance, averaging $426, with positive grade reconciliations from stopes around the 5700-foot level in Q4 2018 largely accounting for the outperformance against the improved operating cash costs per ounce sold guidance of $450 - $470. Operating cash costs per ounce sold at the Holt averaged $679, which compared to full-year 2018 guidance of $625 - $650, while operating cash costs per ounce sold at Taylor mines averaged $709, respectively, which compared to October 30, 2018 full-year 2018 guidance of $750 - $775.

▪
AISC per ounce sold of $685 for 2018 was better than the Company’s improved October 30, 2018 full-year 2018 guidance of $735 - $760. The significant outperformance compared to the full-year 2018 guidance was primarily volume driven, with both production and sales levels well above expected levels for the year. AISC per ounce sold at Fosterville for 2018 averaged $442, while AISC per ounce sold at Macassa averaged $713.

▪	Royalty costs totaled $26.4 million for 2018, in line with full-year 2018 guidance of $22 - $27 million.

▪
Sustaining capital expenditures for 2018 totaled $174.0 million, which compared to full-year 2018 guidance of $150 - $170 million. Fosterville accounted for the largest component of sustaining capital expenditures in 2018. Sustaining capital expenditures at Fosterville were in line with expected levels and reflected a number of planned investments

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

intended to support multiple years of production. Included in the investments was extensive underground development to access and commence production from the Swan Zone in the Lower Phoenix gold system and provide access to the Harrier South Zone in the Harrier gold system. Also included in sustaining capital expenditures at Fosterville were additions to the mine’s mobile equipment fleet and upgrades to the mill, including the construction of a second gravity circuit. The remaining sustaining capital expenditures for full-year 2018 included $59.9 million at Macassa, $21.7 million at Holt and $16.3 million at Taylor.

▪
Growth capital expenditures for 2018 totaled $103.8 million, excluding capitalized exploration expenditures, which compared to revised full-year 2018 guidance of $110 - $115 million. Growth capital expenditures at Macassa in 2018 totaled $68.3 million, of which $46.1 million related to the #4 shaft project, with most of the remainder relating construction of a new tailings impoundment area and thickened tails project. Growth capital expenditures at Fosterville totaled $23.3 million, with expenditures mainly focused on three main projects, a new ventilation system, paste fill plant and water treatment plan. The Northern Territory accounted for $8.3 million of growth capital expenditures, while Taylor accounting for most of the remainder of growth capital expenditures.

▪
Exploration expenditures totaled $97.9 million for 2018 compared to guidance of $90 million. Included in exploration expenditures were $66.6 million of expensed exploration expenditures and $31.3 million of capitalized exploration expenditures. Of exploration expenditures, $87.6 million, or 89% of the total, was incurred in Australia, with the remaining $10.3 million being incurred at the Macassa and Taylor mines in Canada. At Fosterville, exploration work focused on infill and extension drilling at a number of in-mine targets, as well as work to evaluate district targets in close proximity to the mine. Encouraging infill drilling results from the Swan Zone were reported in July, September and December, with the expectation being that the results supported a significant increase in the Swan Zone Mineral Reserves as part of the December 31, 2018 Mineral Reserve and Mineral Reserve estimates. In addition, development of an exploration drift at Harrier South at Fosterville commenced during Q2 2018 and was completed by the end of Q3 2018. Drilling from the new drift began in Q4 2018 in order to test the depth potential of the Harrier South system, where concentrations of quartz veining with high occurrences of visible gold have previously been intersected similar to those found at the Lower Phoenix system near the high-grade Swan Zone. In the Northern Territory, drilling and development was conducted at the Lantern Deposit at the Cosmo mine throughout the year. Development activities included driving three exploration drifts to facilitate future underground exploration drilling from the Cosmo mine infrastructure (ramp) into the Lantern Deposit, to support underground exploration activities. Also in the Northern Territory, encouraging drill results were reported from deep drilling below and down-plunge of the Prospect, Crosscourse and Lady Alice open pits at Union Reefs, as well as near the southern end of the Union Reefs land position. In Canada, underground drilling at Macassa continued to generate encouraging results in support of future growth in Mineral Resource and Mineral Reserves, while drilling at Taylor continued to target additional expansion of mineralization around the Shaft and West Porphyry deposits.

▪	Corporate G&A expense totaled $26.3 million for YTD 2018, which compared to revised full-year 2018 guidance of $25 million.

FULL-YEAR 2019 GUIDANCE

On December 11, 2018, Kirkland Lake Gold released full-year guidance for 2019 (see News Release dated December 11, 2018). Compared to the Company’s full-year 2018 results, the Company’s 2019 guidance included strong production growth, improved unit costs and a continued strong commitment to exploration and growth. On February 21, 2019, the Company increased its production guidance for 2019, on a consolidated basis, as well as for the Fosterville mine. Consolidated production guidance was increased to 920,000 - 1,000,000 ounces from 740,000 - 800,000 ounces, previously, while Fosterville’s production guidance was increased to 550,000 - 610,000 ounces from 390,000 - 400,000 ounces previously. The increase in production guidance at Fosterville resulted from revisions to the mine plan to provide access to high-grade stopes in the Swan Zone earlier than previously expected, as well as the impact of incorporating the December 31, 2018 Mineral Reserve into the life of mine. The December 31, 2018 Mineral Reserve estimate includes 2,720,000 ounces at an average grade of 31.0 grams per tonne, with the average grade being 34% higher than the previous Mineral Reserve grade for the mine. In addition, the Company announced a resumption of operations at the Holloway mine, which is expected to add approximately 20,000 ounces of production in 2019.

A number of other components of the Company’s full-year 2019 guidance were revised as a result of the increase in target production. Operating cash costs per ounces sold in 2019 were improved to $300 -320 compared to $360 - $380 previously.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Fosterville’s operating cash costs per ounce sold guidance were revised to $170 - $190 from $200 - $220 in the December 11, 2018 guidance. New full-year 2019 guidance for operating cash costs per ounce sold at Holloway was introduced at $760 - $780 as a result of the restart of operations at the mine. Full-year 2019 operating cash costs on a consolidated basis was revised to $290 - $300 from $270 - $280 to reflect the addition of close to $20 million of operating cash costs related to production at the Holloway mine. AISC per ounce sold guidance for full-year 2019 was also improved, to $520 - $560 compared to $630 - $680 in the initial guidance released on December 11, 2018. The significant improvement in AISC per ounce guidance mainly reflected the increase in target consolidated production at Fosterville.

2019 Guidance (as at February 21, 2019)(1)

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Holloway	Fosterville	Consolidated (1)
Gold production (kozs)	230 - 240	50 - 55	70 - 75	20	550 - 610	920 - 1,000
Operating cash costs/ounce sold ($/oz)(2)	440 - 460	690 - 710	620 - 640	760 - 780	170 - 190	$300 - $320
AISC/ounce sold ($/oz)(2)						$520 - $560
Operating cash costs(2)						$290 - $300
Royalty costs						$25 - $30
Sustaining capital(2)						$150 - $170
Growth capital(2)(3)						$155 - $165
Exploration and evaluation						$100 - $120
Corporate G&A expense(4)						$26 - $28

(1)	Production and unit-cost guidance for 2019 does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 41 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.39.

(3)
Growth capital expenditure guidance includes planned expenditures for the Northern Territory and Holloway Mine during the first half of 2019, with additional expenditures for the second half of the year to be determined based on the results of current programs and other developments. Growth capital expenditures exclude $18.4 million of capital expenditures related to the Macassa #4 shaft project, which are expected to be recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(4)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

2019 Guidance (as at December 11, 2018)(1)

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated (1)
Gold production (kozs)	230 - 240	50 - 55	70 - 75	390 - 430	740 - 800
Operating cash costs/ounce sold ($/oz)(2)	440 - 460	690 - 710	620 - 640	200 - 220	$360 - $380
AISC/ounce sold ($/oz)(2)					$630 - $680
Operating cash costs(2)					$270 - $280
Royalty costs					$25 - $30
Sustaining capital(2)					$150 - $170
Growth capital(2)(3)					$155 - $165
Exploration and evaluation					$100 - $120
Corporate G&A expense(4)					$26 - $28

(1)	Production and unit-cost guidance for 2019 does not include results for the Northern Territory or Holloway Mine.

(2)
See “Non-IFRS Measures” set out starting on page 41 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.39.

(3)
Growth capital expenditure guidance includes planned expenditures for the Northern Territory and Holloway Mine during the first half of 2019, with additional expenditures for the second half of the year to be determined based on the results of current programs and other developments. Growth capital expenditures exclude $18.4 million of capital expenditures related to the Macassa #4 shaft project, which are expected to be recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(4)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

•
Gold production in 2019 is now targeted at approximately 920,000 - 1,000,000 ounces, a substantial increase from initial full-year 2019 guidance (released on December 11, 2018) of 740,000 - 800,000 ounces and total production of 723,701 ounces in 2018. Production growth in 2019 will be driven by Fosterville, where 2019 production guidance was increased on February 21, 2019 reflecting revisions to the mine plan and a significant improvement to the average Mineral Reserve grade in the December 31, 2018 Mineral Reserve estimate, to 31.0 grams per tonne from 23.1 grams per tonne previously. Production at Macassa Holt and Taylor is expected to be similar to the comparable 2018 levels. Also announced on February 21, 2019 was the resumption of operations at the Holloway mine, with the mine now expected to contribute approximately 20,000 ounces of production in 2019.

•
Operating cash costs per ounce sold guidance was improved on February 21, 2019 and are now expected to average $300 - $320, which compares to initial full-year 2019 guidance of $360 - $380 and to full-year 2018 operating cash costs per ounce sold of $362. Strong operating cash costs per ounce sold in 2019 is expected to be driven by Fosterville, the Company’s lowest-cost mine, which will account for a higher proportion of consolidated production compared to 2018 and will benefit from a significant increase in the Mineral Reserve grade included in the December 31, 2018 Mineral Reserve and Mineral Resource estimates. The Company also announced initial operating cash cost per ounce sold guidance for full-year 2019 for the Holloway mine on February 21, 2019, with a target range of $760 - $780. Operating cash costs per ounce sold in 2019 at Macassa, Holt and Taylor are expected to be similar to 2018 levels.

•
AISC per ounce sold full-year 2019 guidance was improved on February 21, 2019 to $520 - $560 versus the initial full-year 2019 guidance of $630 - $680 and the full-year 2018 AISC per ounce sold of $685. The improvement in full-year 2019 guidance resulted from the significant increase in production expected from Fosterville based on the mine’s Mineral Reserve and Mineral Resource estimates as at December 31, 2018, as well as on a consolidated basis.

•
Operating cash costs for 2019 are estimated at $290 - $300 million, which reflects initial full-year 2019 guidance of $270 - $280 million, plus the addition of close to $20 million of operating cash costs related to the resumption of operations at Holloway, announced on February 21, 2019. Full-year 2019 guidance compares to full-year 2018 operating cash costs of $261.8 million.

•	Royalty costs in 2019 are estimated at $25 - $30 million, unchanged from the initial full-year 2019 guidance and compared to 2018 royalty expense of $26.4 million.

•
Sustaining capital expenditures in 2019 are targeted at $150 - $170 million, unchanged from initial full-year 2019 guidance and compared to 2018 sustaining capital expenditures of $174.0 million. Sustaining capital expenditures are expected to be less than 2018 levels as lower sustaining capital expenditures at Macassa, largely reflecting reduced capital development requirements, is only partially offset by an increase in sustaining capital expenditures at Fosterville. The expected increase in sustaining capital expenditures at Fosterville mainly relates to increased capital development and higher expenditures for mobile equipment procurement as the mine continues to ramp up production from the Swan Zone and other areas.

•
Growth capital expenditures are estimated at $155 - $165 million in 2019, excluding capitalized exploration expenditures, unchanged from initial full-year 2019 guidance and compared to 2018 growth capital expenditures of $103.8 million. 2019 is expected to be the peak year of growth capital expenditures based on the Company’s current growth plans. Of planned growth capital expenditures in 2019, Macassa is expected to account for approximately $80 million, with approximately $55 million relating to the #4 shaft project and the remainder largely funding a thickened tails project and the construction of a new tailings impoundment area. Capital expenditures for the #4 shaft project are expected to remain around $55 million for the next three years. Growth capital expenditures at Fosterville in 2019 are estimated at approximately $55 million, including approximately $35 million to complete the mine’s three key projects, including the new ventilation system, the paste fill plant and a new water treatment plant. The remaining growth capital expenditures at Fosterville relate to a number of smaller projects, including a new power transformer, new refinery and gold room and a thiocyanate destruction plant, all of which are scheduled for completion during 2019. Approximately $8 million of growth capital expenditures are included in the Company’s 2019 guidance related to Holloway, where the Company is resuming operations. In addition, approximately $15 million is included in the Company’s 2019 growth capital guidance for the Northern Territory, representing planned expenditures during the first half of 2019.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

•
Exploration expenditures in 2019 are estimated at $100 - $120 million, including capital exploration expenditures, unchanged from initial full-year 2019 guidance and compared to $97.9 million in 2018. Of total exploration expenditures, approximately $85 - $100 million are targeted for the Company’s Australian operations, with $15 - $20 million of exploration expenditures estimated for the Company’s Canadian operations. Key areas of focus for exploration work in 2019 at Fosterville include the Lower Phoenix and Harrier systems, Robbin’s Hill, as well as a number of regional targets. In the Northern Territory, exploration expenditures will focus on Mineral Resource growth and definition at the Lantern Deposit and the continued evaluation of targets at Union Reefs. In Canada, exploration expenditures will be largely focused on the continued growth and conversion of Mineral Resources at Macassa and Taylor.

•	Corporate G&A expense in 2019 is targeted at $26 - $28 million, unchanged from initial full-year 2019 guidance and similar to the $26.3 million of corporate G&A expense in 2018.

THREE-YEAR PRODUCTION GUIDANCE

December 11, 2018, the Company announced three-year production guidance, which included the Fosterville Mine achieving 600,000 ounces of production by 2021 and demonstrated the potential for consolidated production to reach one million ounces over the next three years, with further growth expected in that years that follow. On February 21, 2019, the Company announced revisions to its three-year production guidance. The increases reflected higher levels of target production at Fosterville due to a significant increase in the average grade in the mine’s December 31, 2019 Mineral Reserve and Mineral Resource estimates. In addition, the Company announced plans to restart operations at the Holloway mine, which expected to contribute an additional 20,000 ounces of production in 2019, 30,000 ounces in 2020 and 50,000 ounces in 2021.

Improved Three-Year Production Guidance1

Revised (Feb. 21/19)	Macassa	Holt Complex[2]	Fosterville	Consolidated
2019 (kozs)	230 - 240	140 - 150	550 - 610	920 - 1,000
2020 (kozs)	230 - 240	150 - 160	550 - 610	930 - 1,010
2021 (kozs)	245 - 255	180 - 190	570 - 610	995 - 1,055

(1)	Three-year production guidance does not include any production from the Northern Territory.

(2)	Includes production from the Holt mine, Holloway mine and Taylor mine.

Initial (Dec. 11/18)	Macassa	Holt Complex[2]	Fosterville	Consolidated
2019 (kozs)	230 - 240	120 - 130	390 - 430	740 - 800
2020 (kozs)	230 - 240	120 - 130	500 - 540	850 - 910
2021 (kozs)	245 - 255	130 - 140	570 - 610	970 - 1,005

(1)	Three-year production guidance does not include any production from the Northern Territory.

(2)	Includes production from the Holt mine, Holloway mine and Taylor mine.

•
Macassa: Production at Macassa is expected to be similar to the 2018 production level of 240,126 ounces in both 2019 and 2020. Production in 2021 is targeted to increase to 245,000 - 255,000 ounces, with grades averaging approximately 20.0 grams per tonne and mill throughput reaching close to 1,100 tonnes per day. Production at Macassa is targeted to grow significantly starting in 2022 with the scheduled completion of Phase 1 of the #4 Shaft project.

•
Holt Complex: Production from the Holt mill (including mine production from the Holt and Taylor mines) is expected to increase from the 126,403 ounces produced from Holt mine and Taylor mine in 2018 mainly as a result of a decision to resume operations at Holloway in 2019. Holloway is expected to produce approximately 20,000 ounces in 2019, approximately 30,000 ounces in 2020 and approximately 50,000 ounces in 2021, with some growth in 2021 also expected at Taylor.

•
Fosterville: The Company announced revised three-year production guidance for Fosterville on February 21, 2019. The revised guidance includes production of 550,000 - 610,000 ounces in each 2019 and 2020 and 570,000 - 610,000 ounces in 2021. The increase in the mine’s three-year production guidance resulted from revisions to the mine plan to achieve greater access to high-grade Swan Zone stopes earlier than previously expected, as well as the impact of incorporating the mine’s Mineral Reserve and Mineral Resource estimates as at December 31, 2018 into Fosterville life of mine plan. The new Mineral Reserve and Mineral Resource estimates include an increase of 1,020,000 ounces in Mineral Reserves

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

and a 34% improvement to the average Mineral Reserve grade. Mineral Reserves at Fosterville at December 31, 2018 total 2.7 million tonnes at an average grade of 31.0 grams per tonne for 2.7 million ounces

•
Northern Territory: During the first half of 2019, the Company is moving forward with advanced exploration work to evaluate the potential of resuming operations in the Northern Territory of Australia. A decision on resuming operations in the Northern Territory is expected during 2019.

LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and growing low-cost, high-margin production. The Company expects to achieve continued year- over-year production growth with the potential to reach a million ounces of annual production from existing mines as early as 2021, with additional growth expected in the years that follow. At Fosterville, the Company is targeting production of over 500,000 ounces per year by 2020 and could reach 600,000 ounces of annual production by 2021 as full production is achieved in the high-grade Swan Zone, and additional mining fronts are established. The Company has an extensive exploration program at Fosterville, to evaluate the potential of a number of additional in-mine and regional exploration targets, which could add to both production and mine life in the future. Also in Australia, the Company is conducting an advanced exploration program in the Northern Territory, which could lead to a resumption of operations sometime in 2019 and generate additional production that is not included in the Company’s three-year production guidance. In Canada, production at Macassa is expected to grow significantly, to over 400,000 ounces per year, with the ramp up of production to commence with the completion of Phase 1 of the #4 shaft project in early 2022. The Company is also working to increase production at Taylor and, subject to completing revised royalty arrangements, could resume operations at the Holloway mine, and see increased production at Holt. Kirkland Lake Gold’s significant cash balance and strong financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and twelve months ended December 31, 2018. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Review of Financial and Operating Performance”. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At December 31, 2018, the gold price closed at $1,282 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 8% higher than the closing gold price on September 30, 2018 of $1,187 per ounce and 1% lower than the closing gold price on December 31, 2017 of $1,297 per ounce. The Company’s average realized gold price for 2018 was $1,263 per ounce, consistent with the average gold price of $1,261 per ounce during the same period in 2017.

As at December 31, 2018, the Company did not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines in order to mitigate against gold price decreases.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

As at December 31, 2018, the Canadian dollar closed at $0.7333 (weakening by 8% during the year) and the Australian dollar closed at $0.7049 (weakening by 10% during the year) against the US dollar. The average rates for 2018 for the Canadian and Australian dollars were $0.7715 and $0.7471, respectively, against the US dollar. The average rate for the Canadian and Australia dollars in 2017 were $0.7713 and $0.7668, respectively.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at December 31, 2018, the Company did not have a foreign exchange hedging program in place.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

On February 21, 2019, the Company provided updated Mineral Reserve and Mineral Resource estimates as at December 31, 2018.

Technical reports prepared in accordance with National Instrument 43-101 supporting the 2018 Mineral Reserve and Mineral Resource estimates will be filed under the Company’s SEDAR profile of on or before March 29, 2019.

Highlights of the Mineral Reserve and Mineral Resource estimates for December 31, 2018 include:

▪
Consolidated Mineral Reserves increase 1.1 million ounces or 24% to 5,750,000 ounces at an average grade of 15.8 grams per tonne (“g/t”) at December 31, 2018 from 4,640,000 ounces at an average grade of 11.1 grams per tonne (total additions of 1,860,000 ounces before depletion of 750,000 ounces)

▪
Fosterville Mineral Reserves increase 1,020,000 ounces or 60% to 2,720,000 ounces at an average grade of 31.0 g/t at December 31, 2018 from 1,700,000 ounces at an average of 23.1 g/t at December 31, 2017 (total additions in 2018 of 1,386,000 ounces before depletion of 366,000 ounces). Growth in Mineral Reserves at December 31, 2017 reflected a 34% increase in average grade and 19% growth in total tonnes, to 2,720,000 tonnes from 2,290,000 tonnes at December 31, 2017. Measured and Indicated (“M&I”) Mineral Resources total 2,110,000 ounces at an average grade of 4.4 g/t, while Inferred Mineral Resources total 1,830,000 ounces at an average grade of 5.5 g/t.

▪
Fosterville Swan Zone Mineral Reserves double to 2,340,000 ounces at an average grade of 49.6 g/t from 1,160,000 ounces at an average grade of 61.2 g/t. M&I Mineral Resources total 20,000 ounces at an average grade of 18.3 g/t and Inferred Mineral Resources total 107,000 ounces at an average grade of 13.4 g/t.

▪
Mineral Reserves at Macassa increase 11% to 2,250,000 ounces at an average grade of 21.9 g/t from 2,030,000 ounces at an average grade of 21.0 g/t at December 31, 2017 (total additional of 464,000 ounces before depletion of 244,000 ounces); M&I Mineral Resources at December 31, 2018 total 982,000 ounces at an average grade of 17.1 g/t, with Inferred Mineral Resources totaling 328,000 ounces at an average grade of 16.7 g/t. In addition to the impact of depletion during 2018, the change in Mineral Resources compared to the prior year resulted from a determination that approximately 1.5 million ounces of M&I Mineral Resources and 0.1 million ounces of Inferred Mineral Resources should be removed from Mineral Resources. These ounces are largely located in historic mining areas, with some additional deletions relating to reinterpretations based on new drilling.

▪
Mineral Reserves at Holt increase to 491,000 ounces at an average grade of 4.3 g/t from 486,000 ounces at an average grade of 4.2 g/t at December 31, 2017; M&I Mineral Resources at December 31, 2018 increase to 895,000 ounces at an average grade of 4.0 g/t from 860,000 ounces at an average grade of 4.1 g/t, while Inferred Mineral Resources increase to 1,286,000 ounces at an average grade of 4.7 g/t from 1,220,000 ounces at an average grade of 4.8 g/t at December 31, 2017.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

▪
Mineral Reserves at Taylor at December 31, 2018 total 117,000 ounces at an average grade of 4.9 g/t, which compares to 167,000 ounces at an average grade of 4.8 g/t at December 31, 2017; M&I Mineral Resources total 133,000 ounces at an average grade of 5.0 g/t versus 370,000 ounces at an average grade of 6.2 g/t at December 31, 2017, while Inferred Mineral Resources total 337,000 ounces at an average grade of 5.3 g/t compared to 430,000 ounces at an average grade of 5.2 g/t.

Mineral Reserves and Mineral Resources as at December 31, 2018 were estimated using a long-term gold price of $1,230 per ounce (C$1,635 per ounce; A$1,710 per ounce). All Mineral Resource estimates are provided exclusive of Mineral Reserves. Comparisons to previous Mineral Reserves and Mineral Resources in this news release are to estimates as at December 31, 2017. For more historical comparisons, Mineral Resource estimates for the Australian operations prior to the mid-year 2017 Mineral Reserve and Mineral Resource estimates for Fosterville, released in June 2017, were calculated inclusive of Mineral Reserves and, therefore, are not directly comparable to the December 31, 2018 and December 31, 2017 estimates. Detailed footnotes related to the December 31, 2018 Mineral Reserve and Mineral Resource estimates are provided near the end of this news release.

CONSOLIDATED MINERAL RESERVE ESTIMATE (EFFECTIVE DECEMBER 31, 2018)

	December 31, 2018				December 31, 2017
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Depleted Oz 2017 (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Macassa	3,190	21.9	2,250	244	3,010	21.0	2,030
Taylor	751	4.9	117	64	1,090	4.8	167
Holt	3,580	4.3	491	75	3,600	4.2	486
Hislop(1)	176	5.8	33	0	176	5.8	33
Holloway(1)	257	4.3	36	1	54	5.8	10
Total CDN Operations	7,950	11.4	2,930	384	7,930	10.7	2,730
Fosterville	2,720	31.0	2,720	366	2,290	23.1	1,700
Northern Territory(1)	666	5.0	107	0	2,800	2.4	215
Total AUS Operations	3,390	25.9	2,820	366	5,090	11.7	1,910
Total	11,340	15.8	5,750	750	13,020	11.1	4,640

(1)
The Hislop mine is a formerly producing open-pit mine acquired as part of the St Andrew Goldfields acquisition in January 2016. Hislop has not been operated by the Company since the acquisition. The Holloway mine was placed on care and maintenance effective December 31, 2016. The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017.

Footnotes related to Mineral Reserve Estimates (dated December 31, 2018)

(1)	CIM definitions (2014) were followed in the calculation of Mineral Reserves.

(2)	Mineral Reserves were estimated using a long-term gold price of US$1,230/oz (C$1,635/oz; A$1,710/oz).

(3)
Cut-off grades for Canadian Assets were calculated for each stope, including the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery.

(4)	Cut-off grades for Australian Assets from 0.4 g/t Au to 3.0 g/t Au, depending upon width, mining method and ground conditions; dilution and mining recovery factors varied by property.

(5)	Mineral Reserves estimates for the Canadian Assets were prepared under the supervision of Pierre Rocque, P. Eng.

(6)	Mineral Reserves estimates for the Fosterville property were prepared under the supervision of Ion Hann, FAusIMM.

(7)	Mineral Reserves estimates for the Northern Territory property were prepared under the supervision of Pierre Rocque, P.Eng.

(8)
Mineral Reserves for Fosterville relate to Underground Mineral Reserves and do not include 649,000 tonnes at an average of 7.7 g/t for 160,000 ounces of Carbon-In-Leach Residues - 25% recovery is expected based on operating performances.

(9)	Totals may not add exactly due to rounding.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED MEASURED & INDICATED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2018)

Measured & Indicated	December 31, 2018			December 31, 2017
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Macassa	1,787	17.1	982	3,800	17.1	2,090
Taylor	826	5.0	133	1,830	6.2	370
Holt	6,883	4.0	895	6,510	4.1	860
Aquarius	22,300	1.3	926	22,300	1.3	930
Holloway	1,955	4.0	251	1,370	5.3	230
Hislop	1,147	3.6	132	1,150	3.6	130
Ludgate	522	4.1	68	520	4.1	70
Canamax	240	5.1	39	240	5.1	40
Total CDN Operations	35,660	3.0	3,426	37,720	3.9	4,720
	December 31, 2018			December 31, 2017
Fosterville	14,800	4.4	2,110	13,900	4.8	2,150
Northern Territory	22,200	2.5	1,750	24,100	2.3	1,810
Total AUS Operations	36,900	3.3	3,860	38,000	3.2	3,960

CONSOLIDATED INFERRED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2018)

Inferred	December 31, 2018			December 31, 2017
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Macassa	610	16.7	328	1,920	22.2	1,370
Taylor	1,988	5.3	337	2,570	5.2	430
Holt	8,523	4.7	1,286	8,000	4.8	1,220
Holloway	5,309	4.1	706	2,710	5.2	460
Hislop	797	3.7	95	800	3.7	100
Ludgate	1,396	3.6	162	1,400	3.6	160
Card	238	3.3	25	240	3.3	30
Canamax	170	4.3	23	170	4.3	20
Runway	213	3.7	25	210	3.7	20
Total CDN Operations	19,240	4.8	2,987	18,020	6.6	3,810
Fosterville	10,300	5.5	1,830	8,280	7.1	1,900
Northern Territory	18,100	2.6	1,490	16,300	2.5	1,280
Total AUS Operations	28,400	3.6	3,320	24,580	4.0	3,180

Footnotes related to Mineral Resource Estimates for Canadian Assets (dated December 31, 2018)

(1)	CIM definitions (2014) were followed in the calculation of Mineral Resource.

(2)	Mineral Resources are reported Exclusive of Mineral Reserves. Mineral Resources were calculated according to KL Gold’s Mineral Resource Estimation guidelines.

(3)	Mineral Resource estimates were prepared under the supervision of Eric Kallio, P. Geo. Senior Vice President, Exploration.

(4)	Mineral Resources are estimated using a long-term gold price of US$1,230/oz (C$1,635/oz).

(5)
Mineral Resources were estimated using a 8.6 g/t cut-off grade for Macassa, a 2.9 g/t cut-off grade for Holt, and a 2.6 g/t cut-off grade for Taylor, a 3.9 g/t cut-off grade (Holloway), a 2.5 g/t cut-off grade for Canamax, Card, Runway and Ludgate, a 2.2 g/t cut-off grade for Hislop and 0 g/t cut-off grade for Aquarius.

(6)	Totals may not add up due to rounding.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Footnotes related to Mineral Resource Estimates for Australian Assets (dated December 31, 2018)

(1)	CIM definitions (2014) were followed in the estimation of Mineral Resource.

(2)	Mineral Resources are estimated using a long-term gold price of US$1,230/oz (A$1,710/oz)

(3)	Mineral Resources for the Australian assets are reported exclusive of Mineral Reserves.

(4)
Mineral Resources at Fosterville were estimated using cut-off grades 0.7 g/t Au for oxide and 1.0 g/t Au for sulfide mineralization to potentially open-pitable depths of approximately 100m, below which a cut-off grade of 3.0 g/t Au was used.

(5)	Mineral Resources in the Northern Territory were estimated using a cut-off grade of 0.5 g/t Au for potentially open pit mineralization and cut-offs of 1.0 to 2.0g/t Au for underground mineralization.

(6)	Mineral Resource estimates for the Fosterville property were prepared under the supervision of Troy Fuller, MAIG.

(7)	Mineral Resource estimates for the Northern Territory properties were prepared under the supervision of Owen Greenberger, MAIG.

(8)	Totals may not add up due to rounding.

REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and twelve months ended December 31, 2018 and 2017. Results for the twelve months ended December 31, 2017 include production and costs related to the Northern Territory operations in Australia, which were placed on care and maintenance effective June 30, 2017.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands except per share amounts)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017(1)	Year Ended December 31, 2018	Year Ended December 31, 2017

Revenue	$280,320	$212,364	$915,911	$747,495

Production costs	(64,604)	(68,283)	(267,432)	(288,315)
Royalty expense	(7,583)	(6,200)	(26,418)	(21,396)
Depletion and depreciation	(37,318)	(45,621)	(133,718)	(148,655)
Earnings from mine operations	170,815	92,260	488,343	289,129

Expenses
General and administrative(2)	(9,316)	(6,839)	(31,565)	(25,646)
Transaction costs	—	0	0	(397)
Exploration and evaluation	(13,807)	(12,042)	(66,614)	(48,411)
Care and maintenance	(1,626)	(5,678)	(3,081)	(11,877)
Earnings from operations	$146,066	$67,701	$387,083	$202,798

Finance and other items
Other income (loss), net	1,235	(18,590)	5,130	3,376
Finance income	3,139	515	5,714	2,111
Finance costs	(1,104)	(3,538)	(3,617)	(12,206)

Earnings before taxes	149,336	46,088	394,310	196,079
Current income tax (expense) recovery	(17,070)	(12,865)	(40,743)	(44,223)
Deferred tax recovery (expense)	(25,731)	24,911	(79,624)	5,474

Earnings from continuing operations	106,535	58,134	273,943	157,330
Loss from discontinued operations	0	(17,154)	0	(24,904)
Net earnings	$106,535	$40,980	$273,943	$132,426

Basic earnings per share	$0.51	$0.20	$1.30	$0.64
Diluted earnings per share	$0.50	$0.20	$1.29	$0.63

(1)	These figures reflect the sale of Stawell in December 2017.

(2)
General and administrative expense for 2018 and Q4 2018 (2017 and Q4 2017) include general and administrative expenses of $26.3 million and $8.0 ($20.2 million and $6.1 million in 2017), respectively, share based payment expense of $5.2million and $1.3 million ($3.9 million and $0.7 million in 2017), respectively, and severance payments totaled $1.5 million and nil in 2017 and Q4 2017, respectively.

Revenue

Revenue for 2018 totaled $915.9 million, an increase of $168.4 million or 23% from $747.5 million for the same period in 2017. The $168.4 million increase in revenue in 2018 was almost entirely related to a $163.4 million favourable impact from a 22% increase in gold sales, to 722,277 ounces from 592,674 ounces for the same period in 2017. In addition, a $2.0 per ounce or increase in the average realized gold price per ounce, to $1,263 in 2018 versus $1,261 in 2017, increased revenue by $1.4 million in 2018 versus 2017. The difference in revenue after changes in volume and average realized gold price resulted from functional versus reporting currency. The increase in gold sales in 2018 mainly resulted from strong sales growth at both Fosterville and Macassa. Gold sales at Fosterville totaled 352,094 ounces, a 36% increase from 258,315 ounces in 2017. At Macassa, 2018 gold sales totaled 241,278 ounces, 23% higher than 196,119 ounces in 2017. The increases in gold sales at both Fosterville and Macassa reflected strong production growth at both mines due to significantly higher average grades for 2018 versus 2017.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue in Q4 2018 totaled $280.3 million, an increase of $67.9 million or 32% from $212.4 million in Q4 2017. Compared to Q4 2017, higher gold sales in Q4 2018 increased revenue by $76.7 million, with a total of 225,692 ounces sold in Q4 2018 versus 165,715 ounces being sold in Q4 2017. The increase in gold sales was largely attributable to Fosterville, where ounces sold grew by 49%, to 118,955 ounces from 80,000 ounces in Q4 2017, driven by record quarterly production of 124,307 ounces in Q4 2018. Gold sales at Macassa increased 34%, to 71,087 ounces from 52,865 ounces in Q4 2017, while ounces sold at the Taylor increased 23%, to 17,777 ounces in Q4 2018. Gold sales at Holt of 17,212 ounces in Q4 2018 compared to 18,404 ounces for the same period in 2017. Partially offsetting the favourable impact of higher gold sales was a $41 per ounce or 3% decline in the average realized gold price per ounce, to $1,237 in Q4 2018 from $1,278 in Q4 2017, which reduced revenue by $9.3 million in Q4 2018 compared to Q4 2017.

Q4 2018 revenue increased $57.6 million or 26% from $222.7 million in Q3 2018. A 22% increase in gold sales, from 184,517 ounces in Q3 2018 to 225,692 ounces in Q4 2018, had a $49.6 million favourable impact on revenue compared to the previous quarter. In addition, a 3% increase in the average realized gold price per ounce (to $1,237 from $1,204) had a $7.4 million favourable impact on Q4 2018 revenue compared to Q3 2018.

Earnings from Mine Operations

Earnings from mine operations in 2018 totaled $488.3 million, a $199.2 million or 69% increase from $289.1 million in 2017. The increase reflected revenue growth of 23%, as well as lower production costs and depletion and depreciation costs. Lower production costs in 2018 largely reflected the inclusion of $37.4 million of production costs related to the Northern Territory operations 2017. A $14.9 million reduction in depletion and depreciation expense resulted from the increase in Mineral Reserves and Mineral Resources included in the December 31, 2017 Mineral Reserve and Mineral Resource estimates. Royalty costs for YTD 2018 totaled $26.4 million compared to $21.4 million in 2017, with the increase reflecting higher sales volumes in 2018.

Earnings from mine operations in Q4 2018 totaled $170.8 million, an increase of $78.6 million or 85% from $92.3 million in Q4 2017 and $55.5 million or 48% higher than $115.3 million the previous quarter. The increase from the same period in 2017 mainly reflected the $67.9 million increase in revenue in Q4 2018 versus Q4 2017. Production costs in Q4 2018 totaled $64.6 million, compared to production costs of $68.3 million in Q4 2017. The year-over-year reduction mainly related to foreign exchange rate changes between the two periods, reflecting the impact of a stronger US dollar on converting Australian and Canadian dollar denominated costs. Depletion and depreciation costs in Q4 2018 totaled $37.3 million, which compared to $45.6 million in Q4 2017 as the impact of higher gold production was partially offset by a significant increase in the level of Mineral Reserves and Mineral Resources at the Company’s operations following the release of the Company’s December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018. Royalty expense in Q4 2018 totaled $7.6 million versus $6.2 million in Q4 2017, with the increase mainly reflecting higher sales volumes. The growth in earnings from mine operations from the previous quarter was entirely related to the $57.6 million increase revenue on a quarter-over-quarter basis.

Unit Cost Performance (See Non-IFRS measures)

Operating cash costs per ounce sold averaged $362, a $119 per ounce or 25% improvement from 2017 mainly resulting from a 24% reduction in operating cash costs per ounce sold at Fosterville, to $200 per ounce sold, and a 19% improvement at Macassa, to $426 per ounce sold. The improvement in operating cash costs per ounce at both Fosterville and Macassa are reflective of significantly higher grades in 2018. AISC per ounce sold averaged $685, $127 per ounce or 16% better than the previous year, with the improvement resulting from a 16% reduction in AISC per ounce sold at Macassa, to $713, as well as a 10% improvement at Fosterville, to $442. Sustaining capital expenditures for 2018 totaled $174.0 million or $241 per ounce sold, which compared to $147.7 million or $249 per ounce sold in 2017. Higher sustaining capital expenditures were included in the Company’s 2018 budget and related mainly to planned investments at Fosterville intended to support multiple years of production, including extensive underground development to establish new sources of production and purchases of new mobile equipment.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating cash costs per ounce sold averaged $286 in Q4 2018, a 31% improvement from $412 in Q4 2017 largely reflecting higher average grades at both Fosterville and Macassa. Operating cash costs per ounce sold at Fosterville in Q4 2018 were $139 per ounce, a 38% improvement from $226 per ounce in Q4 2017. The average grade at Fosterville in Q4 2018 improved 85% from Q4 2017, to 39.7 g/t. At Macassa, operating cash costs per ounce in Q4 2018 averaged $370, a 32% improvement from $541 for the same period in 2017, with an 86% improvement in the average grade, to 25.9 g/t, largely accounting for the lower operating cash costs per ounce. Compared to the previous quarter, operating cash costs per ounce sold improved 19% from $351 in Q3 2018, with the quarter-over-quarter improvement mainly reflecting the impact of higher average grades at Fosterville and Macassa.

AISC per ounce sold in Q4 2018 averaged $567 compared $816 in Q4 2017. In addition to the improvement in operating cash costs per ounce sold, also contributing to the improvement were reduced sustaining capital expenditures, which totaled $46.4 million or $206 per ounce sold in Q4 2018 compared to $51.6 million or $312 per ounce sold in Q4 2017. The reduction in sustaining capital expenditures in Q4 2018 compared to the same period the previous year was mainly related to the weighting of sustaining capital expenditures at Macassa and Taylor in 2017 to the final quarter of the year. Q4 2018 AISC per ounce sold improved 12% from $645 the previous quarter. In addition to the improvement in operating cash costs per ounce sold, the reduction in AISC per ounce sold related mainly to lower levels of sustaining capital expenditures on a per ounce sold basis, with Q3 2018 sustaining capital expenditures totaling $41.4 million or $224 per ounce sold.

Additional Expenses

Corporate G&A expense (excluding share-based payments expense and transaction costs) totaled $26.3 million in 2018 versus $20.2 million in 2017. The increase compared to 2017 largely reflected higher compensation expense, as well as increased audit and consulting fees. For Q4 2018, corporate G&A expense totaled $8.0 million compared to $6.1 million in Q4 2017 and $5.6 million in Q3 2018. The increase from the previous quarter was mainly due to increased audit and consulting fees. Share based payment expense in 2018 totaled $5.2 million versus $3.9 million in 2017. The increase was reflected increased incentive compensations costs on a year-over-year basis. Share based payment expense in Q4 2018 totaled $1.3 million compared to $0.7 million in Q4 2017 and $0.5 million the previous quarter.

Exploration and evaluation expenditures (expensed) in 2018 were $66.6 million, 38% higher than $48.4 million in 2017. The year-over-year increase reflected the Company’s significant commitment to organic growth through continued exploration success. Exploration and evaluation expenditures for 2018 included $56.3 million in Australia, including $29.8 million in the Northern Territory and $26.5 million at Fosterville, and $10.3 million in Canada, divided between Taylor and Macassa. Exploration and evaluation expenditures in Q4 2018 totaled $13.8 million, which compared to $12.0 million in Q4 2017 and $20.3 million the previous quarter.

Care and maintenance expense relate to the suspension of operations and placement on care and maintenance of the Stawell Mine (as of December 13, 2016), the Holloway Mine (as of December 31, 2016) and the Cosmo Mine and Union Reefs Mill (as of June 30, 2017). Care and maintenance expense in 2018 totaled $3.1 million, with $2.8 million relating to the Holloway mine. In 2017, care and maintenance expense totaled $11.9 million, of which $9.6 million related to placing the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017. Care and maintenance costs in Q4 2018 totaled $1.6 million, which compared to care and maintenance expense of $5.7 million in Q4 2017 and $0.4 million in Q3 2018. The increase compared to the previous quarter mainly related to increased activity at the Holloway mine and the Company prepared to commence advanced exploration work.

Other income in 2018 totaled $5.1 million, which compared to other income of $3.4 million in 2017. Other income in 2018 mainly reflected an unrealized and realized foreign exchange gain of $16.9 million, which was only partially offset by a $10.9 million marked-to-market loss on fair valuing the Company’s common share purchase warrants. The unrealized and realized foreign exchange gain in 2018 resulted from the Australian and Canadian dollars weakening against the US dollar during the year. The main contributors to other income in 2017 were recognition of a deferred premium on flow-through shares totaling $3.1 million and a $1.6 million mark-to-market gain on the fair valuing of the Company’s warrants, partially offset by an unrealized and realized foreign exchange gain loss of $2.2 million. Other income in Q4 2018 totaled $1.2 million, which largely resulted from an unrealized and realized foreign exchange gain of $5.9 million, partially offset by a $3.5 million marked-to-market loss on fair valuing the Company’s warrants. The foreign exchange gain mainly reflected a weakening of the Australian dollar against the US dollar during the quarter as a result of balances held in US dollar. Other loss in Q4 2017 totaled $18.6 million, including a $17.6 million market-to-market loss on fair valuing the Company’s warrants. For the previous quarter, other loss totaled $5.8 million, with the main factor contributing to other loss being a $6.4 million mark-to-market loss on the fair valuing of the

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Company’s common share purchase warrants. A review of the Company’s warrants investments is provided in Note 14 to the Consolidated Financial Statements for the year’s ended December 31, 2018 and 2017.

Finance costs in 2018 totaled $3.6 million, mainly reflecting interest expense on financial leases and other loans. Finance costs in 2017 totaled $12.2 million. Finance costs in 2017 largely related to two series of unsecured convertible debentures, which matured during the year. The Company’s C$62.1 million of 7.5% debentures (the “7.5% Debentures”), which traded on the TSX under the symbol KLG.DB.A, matured on December 31, 2017, with over 99% of the debentures being converted into the Company’s common shares, and the remainder being repaid in cash. The Company’s C$56.8 million of 6% debentures (the “6% Debentures”), which were traded under the symbol KLG.DB. The 6% Debentures, were repaid from existing cash resources on June 30, 2017, the maturity date for the issue. Finance costs in Q4 2018 totaled $1.1 million, which compared to $3.5 million in Q4 2017 and $0.7 million the previous quarter.

Finance income totaled $5.7 million in 2018 versus $2.1 million in 2017. The year-over-year increase mainly reflected interest income on higher average cash balances in 2018 compared to 2017. Finance income in Q4 2018 totaled $3.1 million versus $0.5 million in Q4 2017 and $0.9 million the previous quarter. The Company’s cash position at December 31, 2018 totaled $332.2 million, an increase of $100.6 million or 43% from $231.6 million at December 31, 2017.

The Company's current income tax expense totaled $40.7 million in 2018 along with deferred income tax expense of $79.6 million, for an effective tax rate of 30.5%. Deferred income tax expense in 2018 reflected the utilization of $53.3 million of deferred tax assets in respect of loss carryforwards to reduce current income tax expense. In 2017, current income tax expense totaled $44.2 million and deferred income tax recovery totaled $5.5 million, resulting in an effective tax rate of 19.8%. The deferred tax recovery in 2017 was primarily due to the recognition of $40.5 million of previously unrecognized deferred tax assets in the period that were acquired in a previous business combination. These deferred tax assets were recognized as a result of a change in expected future profits to be realized after a reorganization of the acquired corporate structure. In addition, in 2017 the Company recognized a deferred tax asset recovery of $12.1 million related to the offset of current year income taxes.

Income tax expense in Q4 2018 included current income tax expense of $17.1 million and deferred income tax expense of $25.7 million. In Q4 2017, current income tax expense totaled $12.9 million, while there was a deferred income tax recovery of $24.9 million as a result of recognizing previously unrecognized deferred tax assets. Income tax expense in Q3 2018 included current income tax expense of $8.0 million and deferred income tax expense of $19.1 million. The deferred tax expense in Q3 2018 resulted from the utilization of $24.6 million of deferred tax assets in respect of loss carryforwards to reduce current income tax expense, which was offset by $4.5 million of tax recovery. Deferred income tax expense for 2018 reflected the utilization of $53.3 million of deferred tax assets in respect of loss carryforwards to reduce current income tax expense.

Net Earnings in 2018 total $273.9 million or $1.30 per basic share

Net earnings in 2018 totaled $273.9 million ($1.30 per basic share), an increase of 107% from net earnings of $132.4 million ($0.64 per basic share) in 2017. Net earnings in 2018 were entirely from continuing operations. Net earnings in 2017 included earnings from continuing operations of $157.3 million ($0.76 per basic share) and loss from discontinued operations of $24.9 million ($0.12 per basic share), related to the Company’s Stawell mine, which was placed on care and maintenance in December 2016 and sold on December 21, 2017. The increase in net earnings in 2018 compared to earnings from continuing operations in 2017 mainly reflected the impact of a 23% increase in revenue and improved unit costs compared to the previous year. Also contributing to the increase were lower depletion and depreciation expense (due to a significant increase in the level of Mineral Reserves and Mineral Resources at the Company’s operations following the release of its December 31, 2017 Mineral Reserve and Mineral Resource estimates), lower finance costs, reduced care and maintenance expense and higher other income. These favourable factors were only partially offset by 38% increase in exploration and evaluation expenditures (excluding capitalized exploration expenditures), higher corporate G&A expense, as well as an increase in the effective income tax rate, to 30.5% in 2018 versus 19.8% in 2017.

Net earnings in Q4 2018 totaled $106.5 million ($0.51 per basic share), an increase of $65.5 million or 160% from $41.0 million ($0.20 per basic share) in Q4 2017. The $65.5 million increase in net earnings from Q4 2017 largely reflected a 32% increase in revenue and improved unit costs compared to Q4 2017. Also contributing to the increase in net earnings in Q4 2018 was other income of $1.2 million, which compared to other loss of $18.6 million in Q4 2017, with the other loss mainly relating to a mark-to-market loss on fair valuing the Company’s warrants. In addition, depletion and depreciation expense, care and maintenance expense and finance costs were lower in Q4 2018 versus the same period in 2017. Also, net earnings in Q4 2017 were reduced by a loss from discontinued operations of $17.2 million related to the sale of the Company’s Stawell mine on December 21,

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

2017. Partially offsetting these factors was an increase in corporate G&A expense and the impact of a higher effective tax rate in Q4 2018 versus Q4 2017. In Q4 2017, earnings from continuing operations included a $24.9 million deferred tax recovery, mainly related to the recognition of previously unrecognized deferred tax assets that were acquired in a previous business combination.

Q4 2018 net earnings were $50.6 million or 91% higher than $55.9 million ($0.27 per basic share) in Q3 2018. A 26% increase in revenue, improved unit costs and lower exploration and evaluation expense were the key contributors to the increase in net earnings compared to the previous quarter. In addition, other income of $1.2 million in Q4 2018 compared to other loss of $5.8 million in Q3 2018, with the prior quarter’s other income mainly resulting from a mark-to-market loss on fair valuing the Company’s warrants. These favourable factors were only partially offset by higher depletion and depreciation expense and increased corporate G&A costs.

Adjusted net earnings (Non-IFRS) in 2018 total $287.2 million or $1.36 per basic share

Adjusted net earnings in 2018 totaled $287.2 million, representing growth of $138.1 million or 93% from $149.1 million in 2017. The difference between adjusted net earnings and net earnings in 2018 reflected the exclusion from adjusted net earnings of a $10.9 million pre-tax mark-to-market loss ($9.4 million on an after-tax basis) related to fair valuing the Company’s warrants, as well as $5.4 million of pre-tax purchase price allocation adjustments on inventory ($3.8 million on an after-tax basis). The difference between adjusted net earnings and net earnings in 2017 largely resulted from the exclusion from adjusted net earnings of the $24.9 million after-tax loss from discontinued operations and a net deferred tax recovery of $10.0 million. Also excluded from 2017 adjusted net earnings were a $2.6 million pre-tax negative purchase price allocation adjustment ($1.8 million after tax) and a $1.6 million pre-tax mark-to-market loss ($1.4 million after tax) on fair valuing the Company’s warrants.

The Company's adjusted net earnings in Q4 2018 totaled $109.6 million ($0.52 per basic share) compared to $63.4 million ($0.31 per basic share) in Q4 2017 and $61.4 million ($0.29 per basic share) in Q3 2018. The difference between adjusted net earnings and net earnings in Q4 2018 related to the exclusion from adjusted net earnings of a $3.5 million mark-to-market gain ($3.1 million after tax) related to the fair valuing of the Company’s warrants. The difference between net earnings and adjusted net earnings in Q4 2017 mainly related to the exclusion from adjusted net earnings of the $17.2 million after-tax loss on discontinued operations, the $17.6 million pre-tax ($15.3 million after tax) mark-to-market loss on the fair valuing the Company’s warrants and net deferred tax recovery of $10.0 million. The difference between adjusted net earnings and net earnings in Q3 2018 related to the exclusion from adjusted net earnings of a $6.4 million mark-to-market loss ($5.5 million after tax) related to the fair valuing of the Company’s warrants.

2018 net cash provided by operating activities of continuing operations of $543.1 million, free cash flow (Non-IFRS) totals $249.5 million

Cash totaled $332.2 million at December 31, 2018, an increase of $100.6 million or 43% from $231.6 million at December 31, 2017. The increase in cash year over year mainly reflected the $543.1 million of net cash from operating activities of continuing operations in 2018, which was $229.5 million or 73% higher than net cash from operating activities of continuing operations of $313.6 million the previous year. Among the main uses of cash during 2018 a total of $357.4 million net cash used for investing activities of continuing operations, which included increased capital expenditures as well as the use of $47.8 (C$62.5) of cash to acquire 32.6 million common shares of Osisko and $16.1 (C$20.9) million to acquire an additional 4.0 million common share of Novo Resources. In addition, net cash used for financing activities of continuing operations totaled $63.3 million, including $30.8 (C$40.3) million to repurchase 1,640,000 common shares through the NCIB (for an average price of $18.79 or C$24.54), $16.3 (C$21.1) million for quarterly dividend payments (two increases to the quarterly dividend payment were announced during 2018) and $23.1 million used for payment of finance lease obligations. These uses of cash from financing activities of continuing operations were partially offset by cash received from net interest income and from the exercise of stock options.

Free cash flow totaled $249.5 million, an increase of $71.5 million or 40% higher than $178.0 million in 2017. Growth in free cash flow mainly resulted from the 73% increase in net cash from operating activities of continuing operations in 2018, to $543.1 million. This increase was partially offset by significantly higher levels of investment, with cash used for mineral property additions increasing 90%, to $162.7 million, cash used for property, plant and equipment growing 144%, to $112.5 million and $18.4 million being used for additions to long-term assets versus $3.8 in 2017. The additions to long-term assets in 2018 mainly related to pre-payments made on large equipment purchases for the Macassa #4 shaft project.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash at December 31, 2018 increased $75.0 million or 29% from $257.2 million at September 30, 2018. The increase resulted from net cash from operating activities of continuing operations of $204.1 million, representing increases of $108.2 million or 113% from $95.9 million in Q4 2017 and $75.7 million or 59% from $128.4 million the previous quarter. Among the main uses of cash during Q4 2018 was cash used for investing activities of continuing operations of $112.6 million, mainly related to capital expenditures during the quarter. Cash used for financing activities of continuing operations in Q4 2018 totaled $5.0 million, as dividend payments of $4.8 million and payment of finance lease obligations of $3.7 million were partially offset by $2.8 million on net interest received.

Free cash flow in Q4 2018 totaled $86.4 million, an increase 35.2 million or 69% from $51.2 million in Q4 2017 and $34.2 million or 66% from $52.2 million the previous quarter. Growth in free cash flow compared to Q4 2017 mainly resulted from the 113% increase in net cash from operating activities of continuing operations in Q4 2018, to $204.1 million. Partially offsetting the impact significant growth in net cash from operating activities of continuing operations were $59.9 million of cash used for mineral property additions (229% higher than $18.2 million in Q4 2017), $52.6 million of cash used for additions to property, plant and equipment (132% increase from $22.7 million in Q4 2017), as well as $5.2 million of additions to long-term assets (37% increase from $3.8 million in Q4 2017). The growth in free cash flow from the previous quarter reflected the 59% increase in net cash from operating activities of continuing operations quarter over quarter ($128.4 million in Q3 2018), partially offset by a 53% increase in cash used for mineral property additions ($39.2 million in Q3 2018), 61% increase in cash used for additions to property, plant and equipment ($32.7 million in Q3 2018) and a 21% increase in cash used for additions to long-term assets ($4.3 million in Q3 2018).

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable reserves totaling 3.2 million tonnes grading an average of 21.9 g/t for 2.2 million ounces as at December 31, 2018.

Operating results	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Total Ore Milled (t)	85,523	119,129	354,469	409,064
Run of Mine (t)	85,523	119,129	354,469	387,053
Low Grade (t)	—	—	—	22,011
Average Grade (g/t)	25.9	13.9	21.6	15.2
Run of Mine (g/t)	25.9	13.9	21.6	16.0
Low Grade (g/t)	—	—	—	1.6
Gold Contained (oz)	71,350	53,331	245,819	200,107
Recovery (%)	98.0%	96.8%	97.7%	97.1%
Gold Produced (oz)	69,936	51,608	240,126	194,237
Gold Sold (oz)	71,087	52,865	241,278	196,119
Development metres - operating	787	1,351	3,742	3,983
Development metres - capital	1,522	908	6,934	5,326
Production costs	$26,325	$28,642	$102,845	$102,743
Operating cash costs per ounce sold(1)	$370	$541	$426	$523
AISC per ounce sold(1)	$650	$956	$713	$845
Total capital expenditures (in thousands)	$55,871	$21,919	$128,225	$61,279

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 41-47 of this MD&A.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Production at Macassa in 2018 totaled 240,126 ounces, an increase of 24% from 194,237 ounces in 2017. Production in 2018 resulted from processing 354,469 tonnes at an average grade of 21.6 g/t and average recoveries of 97.7%. All tonnes processed in 2018 were from mine production. For 2017, a total of 409,064 tonnes were processed at an average grade of 15.2 g/t and average recoveries of 97.1%. Of tonnes processed in 2017, 387,053 tonnes related to mine production and averaged 16.0 g/t, with the remaining 22,011 tonnes being drawn from low-grade stockpiles and averaging 1.6 g/t. The 35% increase in the average grade from mine production in 2018 compared to the previous year resulted from mining higher-grade stopes deeper in the SMC during 2018, as well as the impact of favourable grade reconciliations and improved grade control practices. A significant proportion of 2018 production was from high-grade stopes around the 5700-foot level of the SMC, where production commenced near the end of 2017 and where a number of stopes outperformed on realized grades during the year.

Production costs for 2018 totaled $102.8 million, similar to the $102.7 million of production costs for 2017. Operating cash costs per ounce sold averaged $426, a 19% improvement from $523 for 2017, with higher average grade in 2018 accounting for the significant improvement compared to the previous year. AISC per ounce sold for 2018 averaged $713, 16% better than $845 for YTD 2017. Sustaining capital expenditures for 2018 totaled $59.9 million or $248 per ounce sold, which compared to sustaining capital expenditures of $57.4 million or $293 per ounce sold for 2017. The improvement in AISC on a per ounce sold basis for 2018 reflected the favourable impact of a higher average grade on sales volumes, with the level of sustaining capital expenditures largely unchanged from the previous year.

For Q4 2018, the Macassa Mine produced a record 69,936 ounces, based on processing 85,523 tonnes at an average grade of 25.9 g/t and average recoveries of 98.0%. Q4 2018 production was 36% higher than 51,608 ounces in Q4 2017, when 119,129 tonnes were processed at an average grade of 13.9 g/t and average recoveries of 96.8%. The increase in production from the same period in 2017 reflected an 87% increase in the average grade, resulting from mining higher-grade stopes deeper in the SMC, as well as the impact of grade outperformance, particularly in SMC stopes around the 5700-foot level. The significant increase in grade more than offset a reduction in tonnes processed. Lower tonnes processed in Q4 2018 largely reflected increased selectivity in processing development material for the purpose of maximizing average grades. Q4 2018 production increased 26% from 55,582 ounces in Q3 2018, when the mine processed 92,503 tonnes at an average grade of 19.2 g/t and average mill recoveries of 97.3%. The increase from the previous quarter resulted from higher average grades in Q4 2018, mainly reflecting more favourable grade reconciliations compared to Q3 2018.

In Q4 2018, Macassa's production costs totaled $26.3 million, compared to $28.6 million in Q4 2017 and $23.8 million in Q3 2018. The reduction in production costs from Q4 2017 reflected increased use of long-hole stoping mining methods and reduced equipment maintenance expenditures, as well as the impact of a stronger US dollar when converted Canadian-dollar denominated costs. The mine’s operating cash costs per ounce sold for Q4 2018 was a record $370, a 32% improvement from $541 in Q4 2017 and 16% better than $439 the previous quarter. The improvement from both prior periods largely reflected the favourable impact of significantly higher average grades on sales volumes in Q4 2018 compared to Q4 2017 and Q3 2018. AISC per ounce sold for Q4 2018 averaged $650, 32% better than average AISC of $956 per ounce sold in Q4 2017. The improvement in AISC from the same period in 2017 reflected both lower operating cash costs per ounce sold as well as a reduction in sustaining capital expenditures per ounce sold. Sustaining capital expenditures totaled $16.7 million or $235 per ounce sold, which compared to sustaining capital expenditures of $20.4 million or $385 per ounce sold in Q4 2017. The reduction in sustaining capital expenditures compared to Q4 2017 resulted largely from the weighting of planned sustaining capital expenditures in 2017 to the final quarter of the year, mainly related to the procurement of mobile equipment and critical spares. Q4 2018 AISC per ounce sold compared to AISC of $722 per ounce sold in Q3 2018. The change from the prior quarter was largely a reflection of the higher average grade in Q4 2018, which resulted in greater production and sales volumes and lower operating cash costs and AISC on a per ounce sold basis. In Q3 2018, sustaining capital expenditures totaled $13.5 million or $250 per ounce sold. Reduced sustaining capital expenditures for ounce sold in Q4 2018 reflected higher sales volumes due to an increase in the average grade.

Growth projects: Growth capital expenditures at Macassa for 2018 totaled $68.3 million. Of total growth expenditures, $46.1 million related to the #4 shaft project with the remainder primarily to work on a new tailings impoundment area and thickened tails projects. The Company announced the commencement of work on a new shaft (#4 shaft) in January 2018. Work on the #4 Shaft project during the year focused initially on permitting, procurement, engineering and surface preparation. During the second half of 2018, work included sinking the shaft collar, installation of the hoist foundations, construction of the 216-foot slip-formed concrete headframe and installation of the internal shaft steel. The Company expects to commence full-face shaft sinking during the summer of 2019 and continues to target phase one completion by the second quarter of 2022.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). The Holt-Holloway property package is comprised of 48 separate property elements totaling 559 claims for an aggregate area of 11,528 hectares ("ha"). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha. In total, the three mines comprise total proven and probable reserves estimated at 644,000 ounces of gold as at December 31, 2018.

Holt Mine

Operating results	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Total Ore Milled (t)	118,347	127,494	471,819	462,987
Average Grade (g/t)	4.7	5.0	4.7	4.7
Gold Contained (oz)	17,789	20,297	71,632	70,363
Recovery (%)	94.3%	94.9%	94.6%	94.8%
Gold Produced (oz)	16,774	19,263	67,770	66,677
Gold Sold (oz)	17,212	18,404	69,167	65,406
Development metres - operating	447	757	2,679	3,918
Development metres - capital	346	629	3,322	3,247
Production costs	$11,536	$11,508	$46,930	$44,820
Operating cash costs per ounce sold(1)	$670	$624	$679	$685
AISC per ounce sold(1)	$1,040	$1,031	$1,097	$1,043
Total capital expenditures (in thousands)	$5,354	$4,099	$22,131	$13,980

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 41-47 of this MD&A.

In 2018, the Holt Mine produced 67,770 ounces, a 2% increase from 66,677 ounces in 2017. Slightly higher production in 2018 resulted from a 2% increase in tonnes processed. Production in 2018 was based on 471,819 tonnes processed at an average grade of 4.7 g/t and average recoveries of 94.6%, which compared to 462,987 tonnes processed at the same average grade and average recoveries of 94.8% in 2017.

Holt's production costs totaled $46.9 million in 2018, which compared to $44.8 million in 2017. The increase in production costs mainly reflected increased tonnes mined and milled compared to the previous year. Operating cash costs per ounce sold in 2018 averaged $679, largely unchanged from $685 in 2017. AISC per ounce sold in 2018 averaged $1,097 compared to $1,043 in 2017. Sustaining capital expenditures totaled $21.7 million or $313 per ounce sold, which compared to $14.6 million or $224 per ounce sold in 2017. The increase in sustaining capital expenditures in 2018 mainly reflected a higher proportion of development costs being capitalized in 2018 compared to 2017, as well as costs related to replacing approximately 700 guides in the Holt shaft during the second quarter of the year.

During Q4 2018, production at the Holt Mine totaled 16,774 ounces, based on processing 118,347 tonnes at an average grade of 4.7 g/t and average recoveries of 94.3%. Q4 2018 production compared to production of 19,263 ounces in Q4 2017, which resulted from processing 127,494 tonnes at an average grade of 5.0 g/t and average recoveries of 94.9% and record quarterly production of 20,609 ounces in Q3 2018, based on processing 135,849 tonnes at an average grade of 5.0 g/t and average recoveries of 95.0%. Lower average grades compared to both prior periods reflected mine sequencing, while a reduction in tonnes processed largely reflected some stockpiling of ore from Holt in favour of processing high-grade ore from the Taylor Mine during the quarter.

Holt's production costs totaled $11.5 million, unchanged from Q4 2017 and 6% lower than $12.2 million in Q3 2018. Operating cash costs per ounce sold in Q4 2018 averaged $670, which compared to $624 for Q4 2017 and $603 per ounce for the previous quarter, with the increase from both prior periods mainly relating to a lower average grade in Q4 2018. AISC per ounce sold in Q4 2018 averaged $1,040, similar to the Q4 2017 level of $1,031 and 4% higher than $999 for the previous quarter. Sustaining capital expenditures totaled $5.3 million or $307 per ounces sold, which compared to $5.0 million or $271 per ounce sold in Q4 2017 and $5.8 million or $285 per ounce sold in Q3 2018. Royalty expense in Q4 2018 totaled $1.1 million or $63 per ounce

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

sold versus $2.5 million or $136 per ounce sold for Q4 2017 and $2.2 million or $111 per ounce the previous quarter. The reduction reflected lower sales volumes compared to both prior periods, as well as the impact of a reduction in the royalty rate from ounces produced in Zone 7, which includes a lower, fixed net smelter return royalty than other areas of the mine at gold prices below $1,400 per ounce.

Taylor Gold Mine

Operating results	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Total Ore Milled (t)	103,793	89,297	382,059	292,003
Average Grade (g/t)	6.1	6.0	5.0	5.6
Gold Contained (oz)	20,324	17,194	61,883	52,787
Recovery (%)	95.0%	96.2%	94.7%	96.2%
Gold Produced (oz)	19,305	16,541	58,633	50,764
Gold Sold (oz)	17,777	14,438	59,043	48,564
Development metres - operating	916	1,185	4,327	3,955
Development metres - capital	130	544	1,412	2,510
Production costs	$10,201	$8,289	$41,914	$29,646
Operating cash costs per ounce sold(1)	$574	$574	$709	$610
AISC per ounce sold(1)	$844	$1,187	$1,007	$972
Total capital expenditures (in thousands)	$6,827	$9,459	$19,726	$18,387

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 41-47 of this MD&A.

Gold production from the Taylor Mine in 2018 totaled 58,633 ounces, which resulted from processing 382,059 tonnes at an average grade of 5.0 g/t and average recoveries of 94.7%. Production in 2018 increased 16% from 50,764 ounces in 2017, when a total of 292,003 tonnes were processed at an average grade of 5.6 g/t and average recoveries of 96.2%. The year-over-year increase in production resulting from increased tonnes processed reflecting the continued development of the mine and a greater number of stopes available for mining in 2018.

In 2018, Taylor's production costs totaled $41.9 million, compared to $29.6 million in 2017, with the increase from the previous year reflecting higher mining rates and mine production and increased operating development metres in 2018. Operating cash costs per ounce sold in 2018 was $709 compared to $610 in 2017, with the year-over-year change mainly resulting from the higher average grade in 2017. AISC per ounce sold averaged $1,007 in 2018 versus $972 in 2017. Sustaining capital expenditures in 2018 totaled $16.3 million or $276 per ounce sold, which compared to $16.6 million or $342 per ounce sold in 2017, with the per ounce sold level reflecting higher sales volumes in 2018.

In Q4 2018, the Taylor mine achieved record production of 19,305 ounces, a 17% increase from 16,541 ounces in Q4 2017 and 45% higher than 13,333 ounces the previous quarter. Q4 2018 production resulted from processing 103,793 tonnes at an average grade of 6.1 g/t and average recoveries of 95.0%, which compared to 89,297 tonnes processed at an average grade of 6.0 g/t and average recoveries of 96.2% in Q4 2017 and 94,092 tonnes at an average grade of 4.7 g/t and average recoveries of 94.3% in Q3 2018. The increase from Q4 2017 was mainly related to a 16% increase in tonnes processed, while a 30% improvement in the average grade, reflecting both mine sequencing and grade outperformance in Q4 2018, was the key driver of the increase compared to the previous quarter.

Production costs at Taylor in Q4 2018 totaled $10.2 million, which compared to $8.3 million in Q4 2017 and $10.7 million the previous quarter. The change in production costs compared to the same period in 2017 mainly resulted from higher production levels and a greater proportion of development metres being expensed rather than capitalized, which more than offset the impact of a stronger US dollar when converting Canadian-dollar denominated costs. Operating cash costs per ounce sold in Q4 2018 averaged $574, unchanged from Q4 2017 and 26% better than $780 the previous quarter. The improvement from the previous quarter mainly reflected the 30% improvement in the average grade in Q4 2018, to 6.1 g/t. AISC per ounce sold in Q4 2018 averaged $844 compared to $1,187 for the same period in 2017 and $990 the previous quarter. Sustaining capital expenditures in Q4 2018 totaled $4.5 million or $252 per ounce sold, which compared to $8.6 million or $594 per ounce in Q4 2017 and $2.5 million or $186 per ounce the previous quarter. The reduction in total sustaining capital expenditures in Q4 2018 compared to Q4 2017 reflected the timing of sustaining capital expenditures in 2017, with just over half of total sustaining capital

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

expenditures for full-year 2017 being invested during the fourth quarter. The increase in sustaining capital expenditures compared to Q3 2018 resulted mainly from higher equipment purchases and infrastructure costs in Q4 2018 versus the previous quarter.

Holloway Mine

In December 2016, Kirkland Lake Gold announced the transitioning of the Holloway Mine to a temporary suspension of operations. The mine will be maintained in a production ready state with the intent of restarting the operation in the future subject to the mine realizing enhanced economics through exploration success. For 2018, a total of 942 ounces were processed from the Holloway Mine (including 895 ounces in Q4 2017).

Australian Mine Operations

Results for the first six months of 2017 included production, sales and costs for both the Fosterville mine and operations in the Northern Territory (the Cosmo mine and Union Reefs mill). Operations in the Northern Territory were placed on care and maintenance effective June 30, 2017. Production, sales and costs related for the Northern Territory in Q4 2017 relate to the processing of stockpiled material following the operation’s placement on care and maintenance.

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 1.8 million ounces to date. At December 31, 2018, the mine had total reserves of 2.7 million tonnes at an average grade of 30.1 g/t for a total of 2.7 million ounces.

Operating results	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Total Ore Milled (t)	98,797	118,877	456,909	547,476
Average Grade (g/t)	39.7	21.5	24.9	15.8
Gold Contained (oz)	126,043	88,159	366,219	278,355
Recovery (%)	98.6%	96.3%	97.3%	95.0%
Gold Produced (oz)	124,307	79,157	356,230	263,845
Gold Sold (oz)	118,955	80,000	352,094	258,315
Development metres - operating	516	610	2,257	2,627
Development metres - capital	1,950	1,866	7,311	5,193
Production costs	$16,542	$18,043	$75,743	$70,906
Operating cash costs per ounce sold(1)	$139	$226	$200	$264
AISC per ounce sold(1)	$332	$471	$442	$491
Total capital expenditures (in thousands)	$29,808	$22,955	$105,750	$64,054

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 41-47 of this MD&A.

Production at Fosterville in 2018 totaled 356,230 ounces, a 35% increase from 263,845 ounces in 2017. Record production in 2018 resulted from processing 456,909 tonnes at an average grade of 24.9 g/t and average recoveries of 97.3%, which compared to processing 547,476 tonnes at an average grade of 15.8 g/t and average recoveries of 95.0% in 2017. A 58% increase in the average grade compared to 2017 mainly resulted from the continued transition to mining deeper, higher-grade stopes in the Eagle Zone and, as of Q3 2018, the Swan Zone, which include quartz veins containing significant amounts of visible gold. The reduction in tonnes milled compared to the prior year reflected the mine’s focus on extracting high-grade stopes at depth. At current grades, the Fosterville Mill’s refining capacity is being fully utilized, with an expansion of the refinery and gold room planned for 2019. The Company is also working to establish additional mining fronts, which is expected to contribute to higher throughput by 2021.

In 2018, Fosterville's production costs totalled $75.7 million compared to $70.9 million in 2017. Operating cash cost and AISC per ounce sold in 2018 averaged $200 and $442, respectively, the lowest unit costs achieved by the mine since underground mining operations commenced in 2005. By comparison, operating cash costs per ounce sold and AISC per ounce sold averaged $264 and $491 in 2017. The significant improvement in the average grade at Fosterville during 2018 largely accounted for the year-over-year improvement in unit costs. Sustaining capital expenditures in 2018 totaled $76.0 million or $216 per ounces sold,

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

which compared to $52.1 million or $202 per ounces sold in 2017. Higher sustaining capital expenditures were in line with expected target levels and reflected a number of planned investments intended to support multiple years of production involving underground development, additions to the mine’s mobile equipment fleet and upgrades to the Fosterville mill.

In Q4 2018, Fosterville produced a record 124,307 ounces, based on processing 98,797 tonnes at an average grade of 39.7 g/t and average recoveries of 98.6%. Q4 2018 production increased 57% from 79,157 ounces in Q4 2017, when the mine processed 118,877 tonnes at an average grade of 21.5 g/t and average recoveries of 96.30%. Production in Q4 2018 increased 37% from 90,618 ounces in Q3 2018, based on processing 113,101 tonnes at an average grade of 25.6 g/t and average mill recoveries of 97.5%. The average grade in Q4 2018 of 39.7 g/t was the highest ever quarterly average grade at Fosterville by a significant margin and far exceeded target levels for the quarter. The outperformance largely relates to increased operating development activity around the Swan Zone and higher than planned grades from development tonnes processed. In addition, stope production in Q4 2018 from both the Swan and Eagle zones achieved substantially higher than expected grades. Based on the completion of increased operating development metres, the Company added two Swan Zone stopes to the mine plan for Q4 2018, which also is contributed to higher levels of production. Approximately 70% of gold production in Q4 2018 was recovered from the gravity processing methods, reflecting increased amounts of visible gold and the completion of the second gravity circuit in August 2018.

Fosterville's production costs totalled $16.5 million in Q4 2018, which compared to $18.0 million in Q4 2017 and $18.2 million in Q3 2018. The reduction in production costs from Q4 2017 primarily reflected the impact of a stronger US dollar in Q4 2018 when converting Australian-dollar denominated costs. The mine’s operating cash costs per ounce sold in Q4 2018 averaged $139, the lowest quarterly average since the underground mine opened in 2005. Operating cash costs per ounce sold for the quarter compared to $226 per ounce sold in Q4 2017 and $189 the previous quarter. The strong operating cash cost per ounce sold performance in Q4 2018 largely reflected the average grade, which at 39.7 g/t, was 85% and 55% higher than in Q4 2017 and Q3 2018, respectively, as well as the impact of lower total production costs. AISC per ounce sold in Q4 2018 averaged $332 per ounce, a 30% improvement from $471 in Q4 2017 and 20% better than $416 the previous quarter. Sustaining capital expenditures in Q4 2018 totaled $19.9 million or $167 per ounce sold versus $17.5 million or $219 per ounce sold in Q4 2017 and $19.6 million or $203 per ounce sold in Q3 2018.

Growth projects: Growth capital expenditures at Fosterville during 2018 totaled $23.3 million (excluding capitalized exploration). The expenditures were mainly related to three projects, a new ventilation system, involving driving two vent raises, construction of a paste fill plant and establishment of a new water treatment plant. In Q4 2018, growth capital expenditures, excluding capitalized exploration, totaled $9.0 million. During Q4 2018, work continued on ventilation raises related to the new ventilation system, drilling of the delivery holes for the paste fill plant advanced, with initial concrete work commencing. In addition, progress continued on the construction of the new water treatment plant. The ventilation, paste fill and water treatment plant project are all targeted for completion in 2019, as are a number of smaller projects, including construction of a new power transformer, new refinery and gold room and a thiocyanate destruction plant at the Fosterville mill.

Northern Territory

The Northern Territory is comprised of a group of mineral tenements, including the Cosmo mine, totaling over 20,000 km2 in the Northern Territory of Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. The Northern Territory operation, which includes the Cosmo mine and Union Reefs mill, was placed on care and maintenance effective June 30, 2017. As at December 31, 2018 the Company's Mineral Reserves in the Northern Territory totaled 666,000 tonnes at an average grade of 5.0 grams per tonne for 107,000 ounces.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating results	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Total Ore Milled (t)	—	—	—	259,729
Average Grade (g/t)	—	—	—	2.6
Gold Contained (oz)	—	—	—	21,671
Recovery (%)	—	—	—	95.0%
Gold Produced (oz)	—	—	—	20,595
Gold Sold (oz)	—	—	—	22,490
Development metres - operating	—	—	—	789
Development metres - capital	—	—	—	860
Production costs	$—	$—	$—	$37,367
Operating cash costs per ounce sold(1)	$—	$—	$—	$1,661
AISC per ounce sold(1)	$—	$—	$—	$1,996
Total capital expenditures (in thousands)	$17,968	$213	$33,181	$6,823

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 41-47 of this MD&A.

With the placement of the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, there was no production from the operation in 2018. During 2017, a total of 20,595 ounces was produced during the first nine months of the year, which resulted from processing 259,729 tonnes at an average grade of 2.6 g/t at average recoveries of 95.0%. Total production costs for this period in 2017 were $37.4 million, with operating cash costs and AISC average $1,661 per ounce sold and $1,996 per ounce sold, respectively.

Following the move to care and maintenance, the Cosmo mine and Union Reef Mill are being maintained in a state of readiness to resume operation in the event that new reserves are delineated which establish an economic deposit or deposits within the Northern Territory assets. During 2018, a total of $54.7 million of exploration expenditures were incurred in the Northern Territory, including $29.8 million of expensed exploration expenditures and $24.9 million of capital exploration expenditures, with an additional $8.3 million of growth capital expenditures being recorded. Work in the Northern Territory is being completed with the objective of establishing a minimum five-year mine plan which includes average annual production of at least 100,000 ounces of gold at operating cash costs below $650 per ounce and AISC per ounce below $950.

GROWTH AND EXPLORATION

Canada

Exploration expenditures for the Canadian operations in 2018 totalled $10.3 million. At Macassa, underground drilling continued to focus on Mineral Resource replacement and expansion. Drilling at Taylor in 2018 targeted additional expansion of mineralization around the Shaft and West Porphyry deposits.

Macassa Mine

For 2018, the Company completed 56,793 metres of underground exploration drilling testing the SMC from the Macassa 5300 and 5700 levels. An additional 8,918 metres of underground exploration was completed from the Macassa 5300 Level, testing the Main Break at the former Kirkland Minerals property between the 6500 and 7000 levels, proximal to the location for #4 shaft.

Underground drilling at Macassa in 2018 was primarily focused on Mineral Resource conversion and expansion following a 58% increase in Measured and Indicated Mineral Resources as of December 31, 2017, to 2.09 million ounces at an average grade of 17.1 g/t, and a 48% increase in inferred Mineral Resources to 1.32 million ounces at an average grade of 22.2 g/t. On December 31, 2018, the Company had three underground exploration drills operating at Macassa. One of the drills was testing the east SMC from the 5300 Level. A second drill was testing the Lower SMC from the 5700 Level, with a third drill being dedicated to supporting the completion of a resource conversion program.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

After completing 288 metres of development drifting in 2017 in support of future underground exploration drilling to extend the 5300 Level exploration drift to the east, including excavating a new drill drift, an additional 379 metres of development drifting was completed in the east during 2018, which included the excavation of a new drill bay. This new drill bay, which will support future resource conversion and expansion drilling of the SMC, was completed in April 2018. Development to the west on the 5300 Level has advanced 370 metres as of the end of December 31, 2018, with the addition of one new drill bay to support the drilling of the Lower SMC West.

On July 5, 2018, the Company announced new high-grade intersections from underground drilling at Macassa within the 259- metre extension on the east side of the SMC. All but two of the new intersections were outside existing Mineral Resources, highlighting the potential that exists to add to the already large resource base at Macassa. The new intersections are located within 560 metres of the location for the new #4 Shaft currently being developed, which compared to a 2.1 km distance from the existing production shaft (the #3 Shaft). Included in the results, was identification of a high-potential area within the eastern extension of the SMC, which includes high grades and true widths well in excess of those normally seen in the area.

The intersections reported on July 5, 2018 resulted from a continuation of the 2018 infill drilling program, with previous results reported on April 27, 2018. The April 27, 2018 results included multiple high-grade intersections both within and outside existing Mineral Resources within the SMC in close proximity to the location of the new #4 shaft.

In 2019, the Company is planning approximately 90,000 metres of underground drilling at Macassa, using three underground drills, mainly targeting extensions of the SMC to the east, the west and to depth.

Taylor Mine

For 2018, the Company completed 64,187 metres of surface and underground exploration drilling (60,667metres from surface and 3,520 metres from underground) at the Taylor Mine. Exploration drilling during the year continued to focus on four key prospective areas: along the hanging wall of the Porcupine-Destor Fault (“PDF”) east of the Shaft Deposit; at a prospective target area situated to the west of the Shaft Deposit and east of the West Porphyry Deposit; at depth below both the East Porphyry and West Porphyry deposits; and up dip of the 1004 Zone of the West Porphyry Deposit.

On April 25, 2018, the Company released new drill results from Taylor. The results included high-grade gold intersections from below the West Porphyry Deposit, discovered late in 2017; extending high-grade mineralization in a high-potential area in a gap between the Shaft and West Porphyry deposits, close to existing infrastructure; and continuing to intersect high-grade mineralization along strike to the east of the Shaft Deposit, where high-grade, visible-gold bearing mineralization has been intersected up to 2.9 km to the east.

In 2019, the Company is planning approximately 44,000 metres of surface and underground drilling (26,000 metres from surface and 18,000 metres from underground). Key targets of the 2019 drilling program will be areas below and to the East of the 1004 Zone of the West Porphyry Deposit.

Regional Exploration

In 2019, the Company is planning approximately 42,785m of exploration on a variety of targets at the Nighthawk, Golden Highway and Holloway West properties.

Australia

In 2018, an extensive program of exploration drilling and development is focused on supporting the continued growth of the Fosterville mine and the Company’s efforts to establish an economic deposit or deposits in the Northern Territory that would support a resumption of operations at the Cosmo mine and Union Reefs mill. Total exploration expenditures in Australia for the year totaled $87.6 million, including approximately $31.3 million of capitalized exploration expenditures.

Fosterville Mine

An aggressive program of exploration and definition drilling and development was completed in 2018. The program involved work to extend known mineralized zones in the Lower Phoenix System, including Swan, at Harrier and Robbin’s Hill, and also to test for new mineralized structures within the Company’s mining license. In addition, significant work was completed on the

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

LODE (“Large Ore Deposit Exploration”) program at Fosterville, including greenfield core and reverse circulation percussion drilling, soil sampling, and a helicopter electromagnetic (EM) survey. Land access agreements were progressed for a planned 3D seismic geophysical survey, and airborne gravity and EM surveys on newly-granted exploration licenses. Total exploration expenditures at Fosterville in 2018 totaled $32.9 million, including $6.4 million of capitalized exploration expenditures.

During 2018, a total of 136,283 metres of drilling at Fosterville was completed from five surface drills and seven underground drills. Underground drilling during the year largely focused on continued resource definition drilling to test the Phoenix South mineralization system, and mostly focused on the Swan and Eagle structures; with close-spaced (12.5m x 12.5m) results continuing to confirm the continuity and higher-grade tenor of the lodes.

During 2018, the Company issued four news releases announcing exploration results at the Fosterville Mine, three of which focused on drilling within the Lower Phoenix System, largely to further delineate and extend the Swan Zone. On July 31, 2018, results from 45 drill holes for 24,888 metres were announced, which included high-grade intercepts with visible gold down-plunge of the Swan Zone Mineral Reserves. In addition, the results also included the identification of a new, parallel mineralized structure, called Cygnet, approximately 125 metres footwall (east) to the Swan Zone. The Cygnet structure represents a significant opportunity for future Mineral Resource expansion. Also included in the July results was the identification of the Lower Phoenix Gold System approximately 750 metres down-plunge from the deepest current Mineral Resources. The July results highlighted the considerable potential that exists for future Mineral Resource growth at depth through additional exploration drilling.

On September 19, 2018, the Company announced results from 19 new drill holes for 6,482 metres located outside of the December 31, 2017 Measured and Indicated Mineral Resources in the Swan Zone. The results returned intervals of exceptionally high grades with visible gold and demonstrated that high-grade, visible-gold bearing quartz veins extend at least 200 m down-plunge from current Swan Zone Mineral Reserves. The new intersections confirmed earlier drill results that demonstrated strong continuity of high-grade, visible-gold bearing Swan mineralization over 100 m down-plunge from existing Mineral Reserves. They also include the identification of high-grade Swan mineralization an additional 100 m down-plunge, creating a potential 200 m envelope of exceptionally high-grade mineralization over substantial widths, with visible gold, which will drive future Mineral Reserve growth. Following up on the July drill results, the new results continued to increase the Company’s confidence that the December 31, 2018 Mineral Reserve and Mineral Resource estimates would include an increase in Mineral Reserves in the Swan Zone and a higher overall average grade and increased Mineral Reserve base for the Fosterville Mine as a whole.

On December 13, 2018, results from an additional 47 holes for 17,169 metres were released from infill drilling outside of existing Swan Zone Measured and Indicated Mineral Resources, which confirmed and followed up on the drilling results reported in September and July. The results included a number of intersections with exceptional grades, substantial widths and visible gold. The new results demonstrated the continuous nature of high-grade, visible-gold bearing quartz veins with substantial widths covering a down-dip extent of approximately 75 metres, approximately 100 m down-plunge of current Mineral Reserves. In addition, the new intercepts also confirmed earlier results that demonstrated the presence of high-grade, visible-gold bearing mineralization at least 200 m down-plunge from current Mineral Reserves.

In addition to drilling focused on the Lower Phoenix System, a program of surface drilling targeting Robbin’s Hill, located approximately 3.8 kms from the Fosterville Mine, was also conducted throughout 2018. The drilling was focused on two main structures, the Curie Fault (formerly Farley’s Fault) and Rubin Fault (formerly Farley’s Footwall Fault), with results returning sulfide mineralized intercepts with massive quartz-stibnite. On May 1, 2018, the Company announced that surface drilling had identified high-grade, visible-gold bearing mineralization at Robbin’s Hill. The mineralization displayed similarities to the high-grade, visible-gold hosted quartz veins encountered in the Eagle, Swan and Harrier South zones at Fosterville with grades improving at depth. The drill results reported were between 300 metres and 550 metres from surface.

An important component of Fosterville’s 2018 exploration activities was the regional, Large Ore Deposit Exploration or (“LODE”) program. Work completed as part of the LODE program during 2018 included:

•	Drilling at the Hallanan’s/Russell’s Reef target, which tested for potential mineralization along-strike of the interpreted west-dipping Fletcher’s and Mill’s faults;

•	Drilling at the Goornong South and Sharkey’s North along strike from mineralized trends;

•	Investigative drilling at the Accott’s target testing for strike extensions of the Accott’s historical workings and interpreted regional Drummartin Fault;

•	Investigative drilling at the Lyell to test for extensions of historical workings at depth and along strike; and,

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Investigative drilling at Backhaus and Meadow Valley to test for potential mineralization about district/regional scale faults.

Reverse circulation percussion drilling commenced at the end Q2 2018 and continues to test soil/bedrock arsenic geochemical anomalies and electromagnetic conductive trends. During 2018 over 8,700 metres of reverse circulation percussion drilling was completed.

In addition, the integration of datasets, including 2D seismic, airborne EM survey information (obtained in 2017) and progressive inclusion of soil results and drilling data, continued throughout the year to improve geological interpretations of the district for targeting gold mineralization under cover northwards of the known Fosterville gold trends.

In Q1 2018, exploration licence (EL) 006504, located westwards of the township of Heathcote, was granted for a term of five years. In Q3 2018, two new ELs (006694 and 006695) to the west of Fosterville were also granted for five-year terms. These tenements ensure the Company has a cohesive (unbroken) EL package in the Fosterville district that covers over 1,850 km2. On October 30, 2018, the term of the existing Fosterville mining licence (MIN5404) was extended to August 24, 2035.

Northern Territory

Despite placing the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, the Company has continued work on an extensive exploration program with a focus on drilling and underground exploration development activities in the Northern Territory as the Company works towards a decision of resumption of mining and milling operations. Exploration programs in the Northern Territory in 2018 involved underground development and drilling at the Cosmo mine to improve the understanding of the Lantern Deposit and support resource definition and expansion. In addition, drill programs were also completed at the formerly-producing Prospect open pit at Union Reefs, Pine Creek and other targets on the Northern Territory land position. A total of $54.7 million of exploration expenditures were incurred for 2018 (inclusive of capitalized exploration expenditures and costs related to care and maintenance activities).

Work in 2018 followed up on the success of exploration drilling the previous year. In December 2017, the Company announced encouraging drill results from the Lantern Deposit at the Cosmo Mine, including the intersection of new high-grade, visible-gold bearing gold mineralization approximately 250 metres north of the Lantern Mineral Resource. The results significantly increased the size of the Lantern mineralized envelope to over 500 metres along strike and 1,200 metres down-plunge.

A key component of the 2018 work program in the Northern Territory was the establishment of three exploration drifts from the existing Cosmo underground development (ramp) into the Lantern Deposit. Work on two drifts, from the 920 and 610 levels, commenced in April 2018, with a third drift, from the 730 Level, commencing in June. The three drifts were all completed during the year, with the 920 Level drift advancing approximately 1,804 metres, the 730 Level drift advancing 591 metres, and the 610 Level drift advancing 343 metres. Development of the 610 Level drift was discontinued during the third quarter due to poor ground conditions. The 920 and 730 level drifts were both completed during Q4 2018.

In addition to the Lantern focused work program, a total of 168 metres of underground development was also completed in the Cosmo mine in several areas, including the Cosmo north decline (ramp), and access development into the Taipan, Keelback and Sliver Lodes.

An extensive program of surface and underground exploration was completed in 2018 in the Northern Territory, involving approximately 114,700 metres of drilling using as many as four diamond underground rigs, two diamond surface rigs and one reverse circulation percussion rig. On April 30, 2018, the Company announced that high-grade, visible-gold bearing mineralization had been intersected 1,000 metres below surface down plunge of former producing open pits at Union Reefs, the location of the Company’s processing facility. The results highlighted the potential that exists to establish additional sources of gold production in the Northern Territory. During the third quarter of 2018, drilling from the 920 and 610 exploration drifts commenced into the Lantern Deposit. On November 5, 2018, the Company reported additional high-grade, visible-gold bearing mineralization at the Lady Alice Deposit at Union Reefs and also announced the discovery of high-grade mineralization at depth to the south of the existing Mineral Resources at Union Reefs. On December 11, 2018, the Company announced that work in the Northern Territory was moving to the advanced exploration phase, with a focus on a potential restart of mining and milling operations as early as the second half of 2019.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at December 31, 2018, Kirkland Lake Gold had a positive working capital balance of $205.3 million, including a cash balance of $332.2 million, which compares to a working capital of $165.3 million and cash of $231.6 million at December 31, 2017. The strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes, the positive impact of utilizing tax losses to reduce cash taxes paid and the timing of sustaining and growth capital outlays.

Cash Flow Analysis

The Company generated $543.1 million and $313.6 million, respectively, in net cash provided by operating activities of continuing operations during 2018 and 2017, respectively. The increase in net cash provided by operating activities of continuing operations in 2018 compared to 2017 mainly reflected a 23% increase in gold sales and a $2.0 per ounce increase in the average realized gold price per ounce sold, to $1,263 in 2018 versus $1,261 in 2017, which more than offset the impact of higher exploration and evaluation expenditures compared to the same period in 2017.

For 2018, net cash used in financing activities of continuing operations were $63.3 million, which are largely due to the buyback of shares, the payment of finance lease obligations as well as the payment of quarterly dividends. Net cash used in financing activities of continuing operations during 2017 totaled $111.3 million, which mainly reflected the redemption of the Company's 6% convertible debentures as at June 30, 2017, as well as the buyback of shares.

For 2018, net cash used in investing activities of continuing operations were $357.4 million, which compared to $204.7 million for 2017. Mineral property expenditures were $162.7 million and $85.6 million for 2018 and 2017, respectively, and amounts of $112.5 million and $46.2 million were spent on plant and equipment during those same periods. In addition, other long-term asset expenditures increased to $18.4 million in 2018 from $3.8 to 2017. The increase in net cash used in investing activities in 2018 compared to 2017 mainly reflects increased growth capital expenditures as the Company has advanced key growth projects at Macassa and Fosterville as well as the purchase of 32.6 million common shares of Osisko Mining Inc for $47.8 million (CAD$62.5 million).

During the year ended December 31, 2018, the Company purchased 1,640,000 common shares for cancellation under the NCIB, for $30.8 million (C$40.3 million). All shares purchased pursuant to the NCIB have been tendered for cancellation. As at the date hereof, a balance of 14,885,961 common shares remain available for purchase under the NCIB.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS.

As at December 31, 2018, the Company did not have any off-balance sheet items.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATON

Outstanding Share Information

	As at December 31, 2018	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	209,822,819	—
Issued: Stock options	897,409	C$5.02
Issued: Restricted share units	524,094	—
Issued: Performance share units	502,037	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2018.

SELECTED ANNUAL INFORMATION

(in thousands, except for per share figures)	Year Ended December 31, 2018	Year Ended December 31, 2017
Financial Results
Revenue	$915,911	$747,495
Earnings from mine operations	$488,343	$289,129
Loss from discontinued operations	$—	($24,904)
Net earnings	$273,943	$132,426
Basic earnings per share	$1.30	$0.64
Diluted earnings per share	$1.29	$0.63

(in thousands)	As at and for the year ended December 31, 2018	As at and for the year ended December 31, 2017
Financial Position
Cash	$332,227	$231,596
Working capital (See Non-IFRS measures)	$205,285	$165,346
Mining interests and plant and equipment	$1,117,170	$1,049,309
Total Assets	$1,710,160	$1,485,800
Total non-current liabilities	$254,427	$197,732
Cash dividends paid	($16,329)	($3,281)

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2018.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

	2018
	Three Months Ended
(in thousands except per share amounts)	December 2018	September 2018	June 2018	March 2018
Revenue	$280,320	$222,701	$214,653	$198,237
Earnings before income taxes	$149,336	$82,977	$90,109	$71,888
Net earnings	$106,535	$55,885	$61,486	$50,037
Basic earnings per share	$0.51	$0.27	$0.29	$0.24
Diluted earnings per share	$0.50	$0.26	$0.29	$0.24

	2017
	Three Months Ended
(in thousands except per share amounts)	December 2017	September 2017	June 2017	March 2017
Revenue	$212,364	$176,709	$189,894	$168,528
Earnings before income taxes	$46,088	$65,735	$56,103	$28,153
Net earnings	$40,980	$43,742	$34,571	$13,133
Basic earnings per share	$0.20	$0.21	$0.17	$0.06
Diluted earnings per share	$0.20	$0.20	$0.16	$0.06

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

Revenue increased to $168.5 million in the first quarter of 2017, representing the first full quarter of production from the Company’s acquired Australian operations (Fosterville, Cosmo and Stawell Mines). Revenue for 2018 totaled $915.9 million, an increase of $168.4 million or 23% from 2017. Revenue for Q4 2018 totaled $280.3 million, an increase of $67.9 million or 32% from Q4 2017 and 57.6 or 26% from the previous quarter.

COMMITMENTS AND CONTINGENCIES

Contractual obligations of the Company as at December 31, 2018 are as follows (in thousands):

As at December 31, 2018
	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$125,635	$125,635	$—	$—	$—
Finance lease payments	23,107	13,101	10,006	—	—
Office rent and other obligations	8,442	4,215	3,938	289	—
Income taxes payable	34,434	34,434	—	—	—
	$191,618	$177,385	$13,944	$289	$—

RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors’ fees and other compensation of directors and executive officers were as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Officer salaries and short-term benefits	$8,230	$6,405
Share based payment expense	4,478	3,173
Directors fees	512	553
Severance payments	—	1,461
	$13,220	$11,592

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company chartered an aircraft owned by a Company controlled by the Chairman of the Board during the year ended December 31, 2018, in which the total expense was $177 (year ended December 31, 2017 - $7)

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

The following are the significant judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Significant Judgments in Applying Accounting Policies

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s Canadian and Australian subsidiaries is, respectively, the Canadian and Australian dollar. Determination of functional currency involves judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations.

Accounting Estimates and Assumptions

Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense, the determination of the timing of rehabilitation provision costs, business combination accounting and impairment analysis.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted.

Business combinations

The allocation of the purchase price of acquisitions requires estimates as to the fair market value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquired and future metal prices and long term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2018. The following outlines the new accounting policies adopted by the Company effective January 1, 2018 and those new standards and interpretations not yet adopted by the Company.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

IFRS 2, Share based Payment
IFRS 2 Share-based Payment clarifies the effects of vesting conditions on cash-settled share-based payment transactions, the classification of share-based payment transactions with net settlement features for withholding tax obligations and modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity settled. IFRS 2 did not have a significant impact on adoption.

IFRS 9, Financial Instruments
The Company adopted IFRS 9 Financial Instruments ("IFRS 9"), which replaced IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). The Company elected to use the exemption to not restate comparative information for prior periods. IFRS 9 provides a revised model for classification and measurement of financial assets, including a new expected credit loss ("ECL") impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company adopted IFRS 9 on January 1, 2018. As a result of the adoption of IFRS 9, the Company has changed its accounting policy with respect to financial instruments. Under IFRS 9, the Company’s financial assets are accounted for as follows when compared to the Company’s previous policy in accordance with IAS 39:

Financial Asset	Classification and Measurement Under IAS 39	Classification and Measurement Under IFRS 9
Cash, Restricted cash	Fair value through profit or loss (“FVPL”)	Amortized cost
Accounts receivable and other assets	Loans and receivables - Amortized cost	Amortized cost
Other long-term assets - investments in equity securities	Available for sale - Fair value through other comprehensive income (“FVOCI”)	FVPL or an election to FVOCI
Other long-term assets - warrant investments	FVPL	FVPL

Under IFRS 9, the Company has elected to designate and account for its existing investments and those acquired throughout the fiscal year in equity securities as financial assets at FVOCI. Fair value gains and losses on investments in these equity securities are recognized in other comprehensive income with no reclassification to the consolidated statements of earnings.

Upon initial date of application of IFRS 9, there was no impact to the Company's consolidated financial statements. The changes in accounting policy did not result in re-measurement of the carrying amount for any financial instruments on the transition date. The adoption of IFRS 9 did not have a significant effect on the Company’s accounting policies related to financial liabilities.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) replaces IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized.

The Company adopted IFRS 15 on January 1, 2018 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application, without restating the financial statements on a retrospective basis. The Company has reviewed its sales contracts with customers using the five-step analysis under IFRS 15 and determined there to be no impact on the amounts and timing of revenue recognized. Therefore, no adjustment to opening retained earnings was required on transition to IFRS 15. The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see note 17. All segments principally generate revenue from metal sales.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has updated its accounting policy for revenue recognition to be in accordance with IFRS 15 (see note 3(d)).

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt.

IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018. The Company adopted IFRIC 22 on January 1, 2018. The Company completed its analysis of the impact of the adoption of IFRIC 22 on the Company's consolidated financial statements with no impact.

Accounting Standards Issued But Not yet Adopted

IFRS 16, Leases
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”) which replaced the existing lease accounting guidance. IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense. The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application, without restating the comparative period's financial statements on a retrospective basis.

The Company has completed its review of existing leasing and respective agreements, and developed processes to meet the adoption requirements of IFRS 16. Under IFRS 16, the majority of leases become on-balance sheet liabilities with underlying right-of-use assets. The Company expects to recognize an increase to lease liabilities, with an offsetting increase to the right-of-use assets and net investments in sub-leases as of January 1, 2019, with the difference recorded as an adjustment to retained earnings as a January 1, 2019 (prior years comparative period will not be restated). Since the Company elected to recognized the right-of-use assets at the amount equal to the lease liabilities there will be little impact on retained earnings. The impact on retained earnings relates to the net investment in sub-leases which is office space leased by the Company that, in turn, has been sub-leased.

With the recognition of additional assets and liabilities on its consolidated balance sheet, there will be a corresponding increase in depreciation expense for leased assets and interest expense for lease liabilities in the year ended December 31, 2019, replacing the operating expense that was previously recorded on payments made under these agreements. IFRS 16 will also result in an increase to cash flow from operating activities to increase as lease payments for most leases will be recorded as financing outflows in the consolidated statement of cash flows.

IFRIC 23, Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company completed its analysis of the impact of the adoption of IFRIC 23 on the Company's consolidated financial statements with no material impact noted.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities of continuing operations.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities of continuing operations less net cash used in investing activities of continuing operations.

Free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Three Months Ended September 30, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017
Net cash provided by operating activities	$204,144	$96,196	$128,383	$543,076	$300,622
Net cash (used in) provided by operating activities of discontinued operations	$—	($289)	$—	$—	$12,990
Net cash provided by operating activities of continuing operations	$204,144	$95,907	$128,383	$543,076	$313,612
Mineral property additions	(59,865)	(18,219)	(39,188)	(162,673)	(85,643)
Plant and equipment (1)	(52,639)	(22,727)	(32,728)	(112,531)	(46,197)
Additions to other long-term assets	(5,208)	(3,800)	(4,274)	(18,386)	(3,800)
Free cash flow	$86,432	$51,161	$52,193	$249,486	$177,972

(1)	Excludes finance lease additions

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

(in thousands)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Three Months Ended September 30, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017
Sustaining capital	$46,436	$51,644	$41,387	$173,991	$147,706
Growth capital(1)	69,518	5,446	38,537	135,148	16,817
Total capital expenditures	$115,954	$57,090	$79,924	$309,139	$164,523

(1)	Growth capital for 2018 includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three months and years ended December 31, 2018 and 2017:

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Q4 2018 MANAGEMENT DISCUSSION AND ANALYSIS

Year ended December 31, 2018
(in thousands, except per ounce amounts)	Holt Mine	Taylor Mine	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$46,930	$41,914	$88,844	$102,845	$191,689	$75,743	$—	$75,743	$—	$267,432
Share-based compensation	—	(77)	(77)	(166)	(243)	—	—	—	—	(243)
Purchase price allocation	—	—	—	—	—	(5,386)	—	(5,386)	—	(5,386)
Operating cash costs	46,930	41,837	88,767	102,679	191,446	70,357	—	70,357	—	261,803
Royalty expense	7,260	1,092	8,352	9,074	17,426	8,992	—	8,992	—	26,418
Share-based compensation	—	77	77	166	243	—	—	—	5,216	5,459
Rehabilitation and remediation	—	117	117	131	248	168	173	341	—	589
General and administrative expense	—	—	—	—	1,470	—	—	—	24,879	26,349
Sustaining capital	21,658	16,305	38,089	59,880	97,969	76,022	—	76,022	—	173,991
AISC	$75,848	$59,428	$135,402	$171,930	$308,802	$155,539	$173	$155,712	$30,095	$494,609
Ounces of gold sold	69,167	59,043	128,905	241,278	370,183	352,094	—	352,094	—	722,277
Operating cash cost per ounce sold	$679	$709	$689	$426	$517	$200	$—	$200	$—	$362
Sustaining capital expenditures per ounce sold	$313	$276	$295	$248	$265	$216	$—	$216	$—	$241
AISC per ounce sold	$1,097	$1,007	$1,050	$713	$834	$442	$—	$442	$—	$685

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance at the beginning of 2017.

Three months ended December 31, 2018
(in thousands, except per ounce amounts)	Holt Mine	Taylor Mine	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$11,536	$10,201	$21,737	$26,325	$48,062	$16,542	$—	$16,542	$—	$64,604
Share-based compensation	—	4	4	(20)	(16)	—	—	—	—	(16)
Purchase price allocation	—	—	—	—	—	—	—	—	—	—
Operating cash costs	11,536	10,205	21,741	26,305	48,046	16,542	—	16,542	—	64,588
Royalty expense	1,083	323	1,406	3,148	4,554	3,029	—	3,029	—	7,583
Share-based compensation	—	(4)	(4)	20	16	—	—	—	1,294	1,310
Rehabilitation and remediation	—	11	11	33	44	28	46	74	—	118
General and administrative expense	—	—	—	—	553	—	—	—	7,469	8,022
Sustaining capital	5,284	4,472	9,882	16,670	26,552	19,884	—	19,884	—	46,436
AISC	$17,903	$15,007	$33,036	$46,176	$79,765	$39,483	$46	$39,529	$8,763	$128,057
Ounces of gold sold	17,212	17,777	35,650	71,087	106,737	118,955	—	118,955	—	225,692
Operating cash cost per ounce sold	$670	$574	$610	$370	$450	$139	$—	$139	$—	$286
Sustaining capital expenditures per ounce sold	$307	$252	$277	$235	$249	$167	$—	$167	$—	$206
AISC per ounce sold	$1,040	$844	$927	$650	$747	$332	$—	$332	$—	$567

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance at the beginning of 2017.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2017
(in thousands, except per ounce amounts)	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$44,820	$2,833	$29,646	$77,299	$102,743	$180,042	$70,906	$37,367	$108,273	$—	$288,315
Share-based compensation	(30)	—	(13)	(43)	(216)	(259)	(138)	—	(138)	—	(397)
Purchase price allocation	—	—	—	—	—	—	(2,630)	—	(2,630)	—	(2,630)
Operating cash costs	44,790	2,833	29,633	77,256	102,527	179,783	68,138	37,367	105,505	—	285,288
Royalty expense	8,644	32	911	9,587	5,376	14,963	6,433	—	6,433	—	21,396
Stock-based compensation	30	—	21	51	218	269	138	—	138	3,937	4,344
Rehabilitation and remediation	83	3	18	104	173	277	95	634	729	—	1,006
General and administrative expense	—	—	—	—	—	—	—	—	—	21,699	21,699
Sustaining capital	5,407	—	5,290	10,697	28,380	39,077	15,641	1,201	16,842	—	55,919
AISC	$68,192	$2,868	$47,188	$118,248	$165,732	$283,980	$126,941	$44,882	$171,823	$25,636	$481,439
Ounces of gold sold	65,406	1,780	48,564	115,750	196,119	311,869	258,315	22,490	280,805	—	592,674
Operating cash cost per ounce sold	$685	$1,592	$610	$667	$523	$576	$264	$1,661	$376	$—	$481
Sustaining capital expenditures per ounce sold	$224	$—	$342	$270	$293	$284	$202	$306	$210	$—	$249
AISC per ounce sold	$1,043	$1,611	$972	$1,022	$845	$911	$491	$1,996	$612	$—	$812

Three months ended December 31, 2017
(in thousands, except per ounce amounts)	Holt Mine	Taylor Mine	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$11,508	$8,289	$21,597	$28,642	$50,239	$18,043	$—	$18,043	$—	$68,282
Share-based compensation	(16)	5	(11)	(33)	(44)	—	—	—	—	(44)
Purchase price allocation	—	—	—	—	—	—	—	—	—	—
Operating cash costs	11,492	8,294	21,586	28,609	50,195	18,043	—	18,043	—	68,238
Royalty expense	2,502	272	2,774	1,374	4,148	2,052	—	2,052	—	6,200
Stock-based compensation	16	3	19	35	54	—	—	—	687	741
Rehabilitation and remediation	(24)	(9)	(33)	173	140	52	626	678	—	818
General and administrative expense	—	—	—	—	—	—	—	—	7,603	7,603
Sustaining capital	4,982	8,576	13,558	20,367	33,925	17,506	213	17,719	—	51,644
AISC	$18,968	$17,136	$37,904	$50,558	$88,462	$37,653	$839	$38,492	$8,290	$135,244
Ounces of gold sold	18,404	14,438	32,850	52,865	85,715	80,000	—	80,058	—	165,715
Operating cash cost per ounce sold	$624	$574	$657	$541	$586	$226	$—	$225	$—	$412
Sustaining capital expenditures per ounce sold	$271	$594	$413	$385	$396	$219	$—	$221	$—	$312
AISC per ounce sold	$1,031	$1,187	$1,154	$956	$1,032	$471	$—	$481	$—	$816

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance at the beginning of 2017.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended September 30, 2018
(in thousands, except per ounce amounts)	Holt Mine	Taylor Mine	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$12,190	$10,677	$22,867	$23,772	$46,639	$18,212	$—	$18,212	$—	$64,851
Share-based compensation	—	(21)	(21)	(41)	(62)	—	—	—	—	(62)
Operating cash costs	12,190	10,656	22,846	23,731	46,577	18,212	—	18,212	—	64,789
Royalty expense	2,235	268	2,503	1,743	4,246	2,354	—	2,354	—	6,600
Stock-based compensation	—	21	21	41	62	—	—	—	462	524
Rehabilitation and remediation	—	34	34	32	66	44	39	83	—	149
General and administrative expense	—	—	—	—	515	—	—	—	5,044	5,559
Sustaining capital	5,757	2,545	8,302	13,517	21,819	19,568	—	19,568	—	41,387
AISC	$20,182	$13,524	$33,706	$39,064	$73,285	$40,178	$39	$40,217	$5,506	$119,008
Ounces of gold sold	20,212	13,655	33,875	54,103	87,978	96,539	—	96,539	—	184,517
Operating cash cost per ounce sold	$603	$780	$674	$439	$529	$189	$—	$189	$—	$351
Sustaining capital expenditures per ounce sold	$285	$186	$245	$250	$248	$203	$—	$203	$—	$224
AISC per ounce sold	$999	$990	$995	$722	$833	$416	$—	$417	$—	$645

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance at the beginning of 2017.

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Q4 2018 MANAGEMENT DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

(in thousands, except per ounce amounts)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Three Months Ended September 30, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$280,320	$212,364	$222,701	$915,911	$747,495
Foreign exchange impact	(1,087)	(551)	(460)	(3,669)	75
Realized Revenue	$279,233	$211,813	$222,241	$912,242	$747,570
Ounces sold	225,692	165,715	184,517	722,277	592,674
Average realized price per ounce sold	$1,237	$1,278	$1,204	$1,263	$1,261

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, the impact of discontinued operations and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share amounts)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Three Months Ended September 30, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017
Net earnings	$106,535	$40,980	$55,885	$273,943	$132,426
Loss (gain) on warrant investment	3,546	17,601	6,382	10,892	(1,618)
Transaction costs	—	—	—	—	397
PPA adjustment on inventory(1)	—	—	—	5,386	2,630
Severance payments	—	—	—	—	1,461
Income tax related to above adjustments	(470)	(2,332)	(846)	(3,059)	(1,067)
Loss on discontinued operations	—	17,154	—	—	24,904
Net deferred tax recovery(2)	—	(10,000)	—	—	(10,000)
Adjusted net earnings	$109,611	$63,403	$61,421	$287,162	$149,133
Weighted average shares outstanding - basic ('000s)	209,755	207,737	210,786	210,692	207,436
Adjusted net earnings per share	$0.52	$0.31	$0.29	$1.36	$0.72

(1)
For YTD 2018, purchase price allocation represents the allocation of non-cash depletion of mineral interests acquired with the business combinations. For YTD 2017, purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

(2)
One-time net deferred tax recovery of $52.6 million partially offset by one-time current and deferred tax expense of $42.6 million related to the tax impacts of Australian reorganizations and Canadian flow-through shares.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings from Continuing Operations before Interest, Taxes, Depreciation, and Amortization (“EBITDA from continuing operations”)

EBITDA from continuing operations represents net earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA from continuing operations is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA from continuing operations to the consolidated financial statements:

(in thousands)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Three Months Ended September 30, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017
Net earnings	$106,535	$40,980	$55,885	$273,943	$132,426
Loss from discontinued operations	—	17,154	—	—	24,904
Earnings from continuing operations	106,535	58,134	55,885	273,943	157,330

Add back:
Finance costs	1,104	3,538	682	3,617	12,206
Depletion and depreciation	37,318	45,621	35,968	133,718	148,655
Current income tax expense	17,070	12,865	8,001	40,743	44,223
Deferred income tax (recovery) expense	$25,731	($24,911)	$19,091	$79,624	($5,474)
EBITDA from continuing operations	$187,758	$95,247	$119,627	$531,645	$356,940

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at December 31, 2018	As at December 31, 2017
Current assets	$397,912	$295,818
Current liabilities	192,627	130,472
Working capital	$205,285	$165,346

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Kirkland Lake Gold’s management, including the CEO and CFO, have as at December 31, 2018, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim or annual filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers. The Company's CEO and CFO have each evaluated the design and effectiveness of the Company's disclosure controls and procedures and have concluded they are operating effectively as at December 31, 2018.

Internal Control over Financial Reporting

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 COSO Framework"). Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed and effective as at December 31, 2018.

Kirkland Lake Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

During the months ended December 31, 2018, the Company implemented new controls and improved existing controls in order to fulfill the reporting obligations set forth in the 2013 COSO Framework.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2017 Annual Information Form filed on SEDAR.

Price of Gold

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including: global and regional supply and demand for industrial products containing metals generally; and global or regional political or economic conditions.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down mineral reserve and mineral resource estimates, which could result in material impairments of investments in mining properties. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting mineral reserve and mineral resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project and such reassessment may cause substantial delays or further interruptions which may have a material adverse effect on the Company’s results of operations, cash flows and financial position.

Exploration, Development and Operating Risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Kirkland Lake Gold’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of precious and base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Kirkland Lake Gold will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that

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are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, exploration licenses. mining licenses, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kirkland Lake Gold not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. New mining operations may experience problems during the start-up phase, and delays in the commencement of production can often occur.

Mineral exploration is highly speculative in nature. There can be no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves.

The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, Kirkland Lake Gold is in the process of undertaking permitting efforts with respect to the Macassa Shaft Project, permitting with respect to its new tailings facility at the Macassa Mine, rehabilitation of the current tailings facility at the Macassa Mine, the development and implementation of a paste fill plant for the Fosterville Mine, a water treatment plant refinery upgrade and granting of exploration licenses at the Fosterville Mine. Technical considerations, delays in obtaining government approvals and necessary permits, changes in scope and designs, the inability to obtain financing and/or the unanticipated costs associated with the development and construction of such projects could lead to further delays and delays in current mining operations in developing certain properties. Such delays could materially affect the financial performance of the Company.

Health, Safety and Environmental Risks and Hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company strives to manage all such risks in compliance with local and international standards. The Company has implemented various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

All phases of the Company’s operations are also subject to environmental and safety regulations in the jurisdictions in which it operates. These regulations mandate, among other things, water and air quality standards, noise, surface disturbance, the impact on flora and fauna and land reclamation, and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental, health and safety permits. In addition, no assurances can be given that new rules and regulations will

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not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The costs associated with such instances and liabilities could be significant. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third party sites. The Company could also be held responsible for exposure to hazardous substances.

In the context of environmental permits, including the approval of reclamation plans, Kirkland Lake Gold must comply with standards, laws and regulations that may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the regulatory authority. The reclamation liability on any of Kirkland Lake Gold’s properties will be calculated based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its exploration or operating mine sites. The Company may incur costs associated with reclamation activities, which may materially exceed the provisions established by the Company for the activities. In addition, possible additional future regulatory requirements may require additional reclamation requirements creating uncertainties related to future reclamation costs. Should the Company be unable to post required financial assurance related to an environmental remediation obligation, the Company might be prohibited from starting planned operations or required to suspend existing operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.

Foreign Operations and Political Risk

Kirkland Lake Gold conducts mining, development and exploration and other activities in Canada and Australia. Inherent risks with conducting foreign operations include, but are not limited to: renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements of particular countries including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position or results of operations.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.

The figures for mineral reserves and mineral resources contained in this MD&A are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves will be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations available at the time. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit. Mineral reserve data is not indicative of future results of operations. If the Company’s actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and estimates may change depending on further geological interpretation, drilling results and metal prices, which could have a negative effect on the Company’s operations. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral resources and mineral reserves at its gold mines and discover, develop, or acquire mineral reserves for production. The Company’s ability to maintain or increase its annual production of gold will depend in significant part on its ability to bring new mines into production and to expand mineral reserves or extend the life of existing mines.

Uncertainty Relating to Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration.

Production Estimates

Kirkland Lake Gold has prepared estimates of future gold production for its existing and future mines. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore stopes from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or

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unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of Kirkland Lake Gold or others, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Kirkland Lake Gold to cease production. Mineral resources and mineral reserves are reported as general indicators of mine life, however, this should not be interpreted as assurances of mine life or of the profitability of current or future operations.

The Company is currently, and expects to continue to be, dependent on four mines for all of its commercial production. In particular, the Macassa Mine and the Fosterville Mine accounted for the majority of the Company’s annual production in 2018 and are expected to continue to account for all of its commercial production in the near term. Any adverse conditions affecting mining, processing conditions, expansion plans or ongoing permitting at either the Macassa Mine or the Fosterville Mine, could have a material adverse effect on the Company’s financial performance and results of operations

Cost Estimates

Capital and operating cost estimates made in respect of Kirkland Lake Gold’s mines and development projects may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.

Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Company’s control.

The Company prepares estimates of future cash costs, operating costs and/or capital costs for each operation and project. There can be no assurance that such estimates will be achieved and that actual costs will not exceed such estimates. Failure to achieve cost estimates and/or any material increases in costs not anticipated by the Company could have an adverse impact on future cash flows, profitability, results of operations and the financial condition of the Company.

Obligations as a Public Company

The Company’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, the SEC, NYSE, the Australian Securities and Investment Commission and the ASX. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Government of Canada proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. The Company’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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Q4 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Compliance Risk

The Company has documented and tested, during its more recent financial year, its internal control procedures to satisfy the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal controls over financial reporting.

The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards become modified, supplemented or amended from time to time and the Company may not be able to conclude the effectiveness of its internal controls over financial reporting. The Company’s failure to satisfy SOX and the equivalent Canadian legislation on an ongoing, timely basis, could impact the reliability of the Company’s financial statements and may negatively impact the financial performance of the Company. In addition, failure to implement required new controls or improved controls, could impact the Company’s operating results or result in a failure to comply with certain reporting obligations. To date the Company has documented and tested its internal controls procedure which it believes to be appropriately designed as at December 31, 2018.

The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in jurisdictions in which we do business, prohibit companies from making improper payments for commercial advantage or other business purposes. The Company’s policies mandate compliance with these anti-bribery laws, which carry substantial penalties. While the Company does not operate in sectors with experienced public and private sector corruption, violations of such laws, or allegations of such violation could have a material adverse effect on the Company’s financial position and results of operations.

Government Regulation

The Company’s business, mining operations and exploration and development activities are subject to extensive federal, state, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, control of toxic substances, reporting and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See also “Foreign Operations and Political Risk”.

Acquisitions and Integration

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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Australian Foreign Investment Law

Pursuant to Australian law, a person acquiring control or direction, directly or indirectly, of 15% or more of the securities of the Company may be required to obtain prior approval from the Australian Foreign Investment Review Board. An investor who fails to obtain such approval may be subject to fines or may be forced to dispose of a portion of the investment. Investors should consult their own legal advisors prior to making any investment in securities of the Company.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and the failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Market Price of Securities

The Common Shares are listed on the TSX, NSYE and the ASX. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Kirkland Lake Gold include macroeconomic developments locally and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur.

As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company’s long-term value. In response to periods of volatility in the market price of a company’s securities, shareholders may institute class action securities litigation. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Kirkland Lake Gold.

Liquidity Risk

The Company has in the past and may in the future seek to acquire additional funding by the sale of Common Shares, the sale of assets or through the assumption of additional debt. Movements in the price of the Common Shares have been volatile in the past and may be volatile in the future. Furthermore, since approximately 10.4% of the Common Shares are held by Eric Sprott, the Chairman of the Board, the liquidity of the Company’s securities may be negatively impacted.

Community Relations

The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Kirkland Lake Gold operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Further, damage to the Company’s reputation can be the result of the perceived or actual occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Company and its activities, whether true or not. While the Company strives to uphold and maintain a positive image and reputation, the Company does not ultimately have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing, maintaining community relations and advancing its projects and decreased investor confidence, all of which may have a material adverse impact on the financial performance and growth of the Company.

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First Nations and Aboriginal Heritage

First Nations title claims and Aboriginal heritage issues may affect the ability of the Company to pursue exploration, development and mining on its properties. The resolution of First Nations and Aboriginal heritage issues is an integral part of exploration and mining operations in Canada and Australia and the Company is committed to managing any issues that may arise effectively. However, in view of the inherent legal and factual uncertainties relating to such issues, no assurance can be given that material adverse consequences will not arise.

Construction and Development of New Mines

The success of construction projects and the development of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits), and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that the Company will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Commercial viability of a new mine or development project is predicated on many factors. Mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Kirkland Lake Gold’s operations, financial condition and results of operations.

The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel and concrete. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company’s activities at its mine sites are subject to a number of risks, some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

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Nature and Climatic Conditions

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position. At the Fosterville Mine, ore is processed by crushing and grinding followed by flotation, bacterial oxidation and carbon in leach (CIL) circuits. Downtime at the Fosterville BIOX® plant impacts bacterial activity and gold recovery in the BIOX® circuit, which could have a negative effect on the financial condition and results of operation of the mine.

Kirkland Lake Gold has properties located in the Northern Territory, Australia. Typically, the Northern Territory’s tropical wet season is from the end of November to the end of March. During the wet season, the properties may be subject to unpredictable weather conditions such as cyclones, heavy rains, strong winds and flash flooding. Kirkland Lake Gold has undertaken several steps to minimize the effects of the wet season on its operations including sealing roads, accommodating the build-up of mined inventory and planning exploration and mining activities around the wet season. Nonetheless, no assurance can be given that the unpredictable weather conditions will not adversely affect mining and exploration activities. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore.

The Company’s mining and processing operations are, in some instances, energy intensive. While the Company has initiated numerous processes to reduce its overall carbon footprint, such as the use of electric battery powered mining equipment, the Company acknowledges climate change is an international and community concern. Legislation and regulations relating to emission levels and energy efficiency are becoming more rigorous and may result in increased costs at our Canadian and Australian operations. While the Company has taken measures to manage the use of energy, such regulatory requirements may have an adverse impact on the Company.

Information Technology

The Company is reliant on the continuous and uninterrupted operations of its information technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers,

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software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Social media and other web-based information sharing applications may result in negative publicity or have the affect of damaging the reputation of the Company, whether or not such publicity is in fact verified, truthful or correct. The Company places a great emphasis on ensuring the highest reputational standards, however, it may not have the ability to control how it is perceived by others. Reputational loss may result in challenges in developing and maintaining community and shareholder relations and decreased investor confidence.

Permitting

The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.

Insurance and Uninsured Risks

Kirkland Lake Gold’s business is subject to a number of risks and hazards generally, including: adverse environmental conditions; industrial accidents; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Kirkland Lake Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The businesses and properties of Kirkland Lake Gold are insured against loss or damage, subject to a number of limitations and qualifications. Such insurance will not cover all the potential risks associated with a mining company’s operations. Kirkland Lake Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Kirkland Lake Gold or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards that it may not be insured against or that Kirkland Lake Gold may elect not to insure against because of premium costs or other reasons. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Competition

The mining industry is intensely competitive in all of its phases and Kirkland Lake Gold competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such competition may result in Kirkland Lake Gold being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Kirkland Lake Gold’s prospects for mineral exploration and success in the future.

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Currency Fluctuations

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but most of the Company’s operating and capital expenses are incurred in Australian dollars and Canadian dollars. The appreciation of these currencies against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect Kirkland Lake Gold’s profitability, results of operations and financial position.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar “holidays” or benefits were to be challenged for any reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Foreign Mining Tax Regimes

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, proposed changes to mining tax regimes in foreign jurisdictions could result in significant additional taxes payable by the Company, which would have a negative impact on the financial results of Kirkland Lake Gold.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company’s business. Such litigation may be brought in the future against Kirkland Lake Gold or one or more of its Subsidiaries or the Company or one or more of its Subsidiaries may be subject to another form of litigation. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. As of the date hereof, no material claims have been brought against the Company, nor has the Company received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a material claim be brought against the Company, the process of defending such claims could take away from the time and effort management of the Company would otherwise devote to its business operations and the resolution of any particular legal proceeding to which the Company or one or more of its Subsidiaries may become subject could have a material adverse effect on the Company’s financial position and results of operations.

Title to the Company’s Mining Claims and Leases

The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. While the Company has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, royalty transfers or claims, including native land claims, other encumbrances and title may be affected by, among other things, undetected defects. The Company has had difficulty in registering ownership of certain titles in its own name due to the demise of the original vendors of such titles when owned by the Company’s predecessors-in-title. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

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Dependence on Outside Parties

Kirkland Lake Gold has relied upon consultants, engineers, contractors and other parties and intends to rely on these parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on Kirkland Lake Gold.

Dependence on Key Management Personnel

The Company is dependent upon a number of key management personnel. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. As the Company’s business grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff for operations. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business.

Labour and Employment Matters

Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations; which might result in the Company not meeting its business objectives.

In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition. There are currently no material labour shortages with the Company operating near its budgeted manning levels.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the Company’s directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the OBCA and any other applicable law. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and

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commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, the ability to obtain the necessary permits in connection with the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors

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are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Pierre Rocque, P.Eng., Vice President, Technical Services and Ian Holland, FAusIMM, Vice President, Australian Operations. Mr. Rocque and Mr. Holland are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

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CORPORATE INFORMATION

Directors		Company Information

Eric Sprott	Chairman of the Board	Corporate Head Office
Anthony Makuch (3) (5)	President and Chief Executive Officer	200 Bay Street, Suite 3120
Jeffrey Parr (2) (3) (4)	Independent Director	RBC Plaza – South Tower
Barry P. Olson (3) (5)	Independent Director	Toronto, Ontario M5J 2J1
Pamela Klessig (1) (3) (5)	Independent Director	Canada
Raymond Threlkeld (1) (2)	Independent Director
Jonathan Gill (3) (4) (5)	Independent Director	Investor Relations
Arnold Klassen (1) (2) (4)	Independent Director	Mark Utting, Vice President, Investor Relations
T: 416.840.7884
Board Committees		E: mutting@klgold.com
(1) Corporate Governance and Nominating Committee
(2) Audit Committee		Registrar and Transfer Agent
(3) Technical Committee		TSX Trust Company
(4) Compensation Committee		200 University Avenue, Suite 300
(5) HSE & Corporate Social Responsibility Committee		Toronto, Ontario M5H 4H1
Canada
Management		T: 416.607.7898
www.tsxtrust.com
Anthony Makuch	President and Chief Executive Officer
David Soares	Chief Financial Officer	Auditors
Alasdair Federico	Executive VP, Corporate Affairs & CSR	KPMG LLP
Christina Ouellette	Executive VP, Human Resources	333 Bay Street #4600
Eric Kallio	SVP, Exploration	Toronto, Ontario M5H 2S5
Pierre Rocque	VP, Technical Services	Canada
Ian Holland	VP, Australian Operations	T: 416.777.8500
John Landmark	VP, Human Resources	www.kpmg.ca
Jennifer Wagner	VP, Legal and Corporate Secretary
Raymond Yip	VP, Business Intelligence
Mark Utting	VP, Investor Relations
Brian Hagan	VP, Health Safety and Environment
Darin Smith	VP, Corporate Development
Duncan King	VP, Mining (Kirkland Lake)

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